The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This filing is made pursuant to

Rule 424(b)(5) of the Securities Act of 1933 with
respect to Registration Statement No. 333-113626
Subject to completion, dated January 10, 2005
Preliminary Prospectus Supplement
(To prospectus dated March 26, 2004)

2,000,000 Preferred Shares

(EPT LOGO)

Entertainment Properties Trust

        % Series B Cumulative Redeemable Preferred Shares of Beneficial Interest

Liquidation Preference $25.00 per Share

     We are offering and selling 2,000,000 shares of our     % Series B cumulative redeemable preferred shares of beneficial interest, par value $0.01 per share, which we refer to as our “Series B Preferred Shares.” We will receive all of the net proceeds from the sale of the Series B Preferred Shares.

     We will pay cumulative dividends on the Series B Preferred Shares from (and including) the date of original issuance in the amount of $          per share each year, which is equivalent to     % of the $25.00 liquidation preference per share. Dividends on the Series B Preferred Shares will be payable quarterly in arrears, beginning on April 15, 2005.

     We may not redeem the Series B Preferred Shares before January     , 2010, except in limited circumstances to preserve our status as a real estate investment trust. On and after January     , 2010, we may, at our option, redeem the Series B Preferred Shares in whole at any time or in part from time to time, by paying $25.00 per share, plus any accrued and unpaid dividends up to and including the date of redemption. The Series B Preferred Shares have no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities. Owners of the Series B Preferred Shares generally will have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters (whether or not consecutive) and in certain other events.

     There is currently no public market for the Series B Preferred Shares. We have applied to list the Series B Preferred Shares on the New York Stock Exchange under the symbol “EPRPrB,” subject to official notice of issuance. We expect that trading on the New York Stock Exchange will commence within 30 days after the initial delivery of the Series B Preferred Shares. Our common shares of beneficial interest trade on the NYSE under the symbol “EPR.”

     Investing in the Series B Preferred Shares involves certain risks. See “Risk Factors” on page S-10 of this prospectus supplement and page 3 of the accompanying prospectus for a discussion of risks relevant to an investment in the shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price(1)	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

(1)	Plus accrued dividends, if any, from (and including) the original date of issuance.

     The underwriters are severally underwriting the shares being offered. The underwriters have an option to purchase up to an additional 300,000 Series B Preferred Shares from us to cover over-allotments, if any.

     The Series B Preferred Shares are subject to certain restrictions on ownership and transfer designed to preserve our qualification as a real estate investment trust for federal income tax purposes. See “Description of Series B Preferred Shares — Ownership Limit” on page S-20 of this prospectus supplement and “Description of Securities — Ownership Limit” beginning on page 29 of the accompanying prospectus for more information about these restrictions.

     The underwriters expect that the Series B Preferred Shares will be ready for delivery in book-entry form through the facilities of The Depository Trust Company on or about January     , 2005.

Bear, Stearns & Co. Inc.	A.G. Edwards
Sole Book-Running Manager	Co-Lead Manager
RBC Capital Markets	Stifel, Nicolaus & Company Incorporated
The date of this prospectus supplement is                   , 2005

     You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates or as of other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

      We are providing information to you about this offering of our Series B Preferred Shares in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering. The second part is the accompanying prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the accompanying prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

      References to “we,” “us,” “our,” “EPR” or the “Company” refer to Entertainment Properties Trust. The term “you” refers to a prospective investor.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Any statement contained in a document which is incorporated by reference in this prospectus supplement or the accompanying prospectus is automatically updated and superseded if information contained in this prospectus supplement, the accompanying prospectus, or information we later file with the SEC, modifies or replaces that information.

      The documents listed below have been filed by EPR under the Securities Exchange Act of 1934 (File No. 1-13561) and are incorporated by reference in this prospectus supplement:

1. Our annual report on Form 10-K for the year ended December 31, 2003 and amendment No. 1 thereto filed on April 15, 2004.

2. Our quarterly report on Form 10-Q for the quarter ended March 31, 2004; our quarterly report on Form 10-Q for the quarter ended June 30, 2004; and our quarterly report on Form 10-Q for the quarter ended September 30, 2004.

3. Our current report on Form 8-K filed on November 12, 2003 and amendment No. 1 thereto filed on January 12, 2004; our current report on Form 8-K filed on March 15, 2004 and amendment No. 1 thereto filed on March 16, 2004; our current report on Form 8-K filed on April 5, 2004; our current report on Form 8-K filed on April 21, 2004; our current report on Form 8-K filed on June 23, 2004; our current report on Form 8-K filed on June 25, 2004; and our current report on Form 8-K filed on September 27, 2004.

4. The description of our Series A Preferred Shares included in our registration statement on Form 8-A filed on May 24, 2002.

      In addition, all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 in any current report on Form 8-K) after the date of this prospectus supplement and prior to the termination of the offering of the securities covered by this prospectus supplement, are incorporated by reference herein.

      To obtain a free copy of any of the documents incorporated by reference in this prospectus supplement (other than exhibits, unless they are specifically incorporated by reference in the documents) please contact us at:

Investor Relations Department Entertainment Properties Trust 30 W. Pershing Road, Suite 201 Kansas City, Missouri 64108 (816) 472-1700/FAX (816) 472-5794 Email info@eprkc.com

ii

      Our SEC filings are also available at our Internet website at. www.eprkc.com. The information on our website is not, and you must not consider the information to be, a part of this prospectus supplement or the accompanying prospectus.

      As you read these documents, you may find some differences in information from one document to another. If you find differences between the documents and this prospectus supplement or the accompanying prospectus, you should rely on the statements made in the most recent document.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

      With the exception of historical information, this prospectus supplement and the accompanying prospectus and our reports filed under the Exchange Act and incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, such as those pertaining to our acquisition of properties, our capital resources and our results of operations. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of actual events. There is no assurance the events or circumstances reflected in the forward-looking statements will occur. You can identify forward-looking statements by use of words such as “will be,” “intend,” “continue,” “believe,” “may,” “expect,” “hope,” “anticipate,” “goal,” “forecast,” or other comparable terms, or by discussions of strategy, plans or intentions. Forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise. Factors that could materially and adversely affect us include, but are not limited to the factors listed below:

•	The performance of lease terms by tenants;

•	Risk of our tenants filing for bankruptcy;

•	The concentration of leases with our single largest tenant;

•	Our continued qualification as a REIT;

•	Risks relating to real estate ownership and development;

•	Risks associated with use of leverage to acquire properties;

•	Risk of potential uninsured losses;

•	Risks involved in joint ventures;

•	Risks in leasing multi-tenant properties;

•	Risks of environmental liability;

•	Our ability to pay dividends on the Series B Preferred Shares; and

•	Certain limits on change in control imposed under law and by our charter and bylaws.

      You should consider the risks described in “Risk Factors” on page S-10 of this prospectus supplement and beginning on page 3 of the accompanying prospectus in evaluating any forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

      Given these uncertainties, you should not place undue reliance on these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus supplement or the accompanying prospectus, whether as a result of new information, future events or otherwise. In light of the factors referred to above, the future events discussed or incorporated by reference in this prospectus supplement or the accompanying prospectus may not occur and actual results, performance or achievements could differ materially from those anticipated or implied in the forward-looking statements.

iii

PROSPECTUS SUPPLEMENT

SUMMARY

      This summary may not contain all of the information that is important to you. Before making a decision to purchase shares, you should carefully read this entire prospectus supplement and the accompanying prospectus, especially the “Risk Factors” section on page S-10 of this prospectus supplement and beginning on page 3 of the accompanying prospectus, as well as the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus. Unless otherwise indicated, financial information included in this prospectus supplement is presented on a historical basis. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described in “Underwriting.”

About EPR

      EPR is a self-administered real estate investment trust, or “REIT.” Our real estate portfolio is comprised of over $1 billion in assets and consists of 58 megaplex theatre properties (including three joint venture properties) and four theatre properties under development located in 22 states and Ontario, Canada, six entertainment retail centers (including one joint venture property) located in Westminster, Colorado, New Rochelle, New York and Ontario, Canada, other specialty properties, and land parcels leased to restaurant and retail operators adjacent to several of our theatre properties. Our theatre properties are leased to prominent theatre operators, including American Multi-Cinema, Inc. (referred to in this prospectus as AMC), Muvico Entertainment LLC, Regal Cinemas, Consolidated Theatres, Loews Cineplex Entertainment, Rave Motion Pictures, AmStar Cinemas LLC, Wallace Theatres, Crown Theatres and Southern Theatres.

      As of January 10, 2005, approximately 60% of our megaplex theatre properties were leased to AMC as a result of a series of sale-leaseback transactions relating to a number of AMC megaplex theatres, and approximately 58% of our total annual lease revenues were derived from rental payments by AMC under these leases.

      Beginning with our taxable year ended December 31, 1997, we have elected to be treated as a real estate investment trust (referred to in this prospectus as a REIT) for U.S. federal income tax purposes. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed in “Additional Federal Income Tax Consequences” beginning on page S-20 of this prospectus supplement and “U.S. Federal Income Tax Consequences” beginning on page 18 of the accompanying prospectus.

      We lease our single-tenant properties to tenants on a long-term triple-net basis that requires the tenant to assume the primary risks involved in operating the property and to pay substantially all expenses associated with the operation and maintenance of the property. We also own multi-tenant properties which are managed for us by third-party management companies.

      EPR was formed on August 22, 1997 as a Maryland real estate investment trust. We completed an initial public offering of our common shares on November 18, 1997. Our executive offices are located at 30 W. Pershing Road, Suite 201, Kansas City, Missouri 64108. Our telephone number is (816) 472-1700.

Recent Developments

Increase in Authorized Preferred Shares

      We intend to file an amendment to our Declaration of Trust increasing the authorized number of preferred shares of beneficial interest, par value $0.01 per share, from 5 million shares to 10 million shares. We currently have 2,300,000 Series A preferred shares outstanding.

Acquisitions and Dispositions

      Since January 1, 2004, we have acquired approximately $288.5 million in rental properties, increasing our rental asset base by approximately 31%.

      On March 1, 2004, we acquired, through our wholly-owned subsidiaries, four separate entertainment retail centers anchored by AMC megaplex theatres located in Ontario, Canada. The properties are the Mississauga Entertainment Centrum located in suburban Toronto, the Oakville Entertainment Centrum located in suburban Toronto, the Whitby Entertainment Centrum located in suburban Toronto, and the Kanata Centrum Walk located in suburban Ottawa. These properties contain an aggregate of approximately 1,046,800 gross square feet of retail and entertainment space, including the theatres. Our total aggregate acquisition price for these properties was approximately US$152 million, plus acquisition costs. Approximately US$27 million of the purchase price was paid in the form of an aggregate of 747,243 common shares of EPR then valued at US$36.25 per share. The cash portion of the purchase price was paid in Canadian dollars and financed through Canadian-dollar nonrecourse fixed-rate mortgage loans provided by GMAC Commercial Mortgage of Canada, Limited in the aggregate amount of approximately US$97 million. For more information about the acquisition and financing of these properties, see our current report on Form 8-K filed on March 15, 2004, as amended by Form 8-K/ A filed on March 16, 2004, incorporated by reference herein.

      The following unaudited pro forma condensed income statements present income statement information for the year ended December 31, 2003 and the nine months ended September 30, 2004 as if the Canadian properties and our interest in New Roc Associates, L.P., which owns the New Roc City entertainment retail center in New Rochelle, New York, which we acquired on October 27, 2003, had been acquired on January 1, 2003. The unaudited pro forma information includes all adjustments considered necessary to present such information in accordance with the requirements of Article 11 of Regulation S-X under the Securities Exchange Act of 1934, as amended.

      The following unaudited pro forma condensed consolidated financial data are presented for informational purposes only. The financial data have been derived from the historical consolidated financial statements included elsewhere in this prospectus supplement and the accompanying prospectus and should be read in conjunction with such financial statements including the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our annual report on Form 10-K for the year ended December 31, 2003 and our quarterly report on Form 10-Q for the quarter ended September 30, 2004. The pro forma adjustments, as described in the notes to the following unaudited pro forma condensed consolidated financial data, are based on currently available information and certain adjustments that we believe are reasonable. The unaudited pro forma condensed consolidated financial data are not necessarily indicative of our consolidated financial position or results of operations that would have occurred had the transactions taken place on the dates indicated, nor are they necessarily indicative of our future consolidated financial position or results of operations.

Entertainment Properties Trust

Unaudited Condensed Consolidated Pro Forma Income Statement

For the Year Ended December 31, 2003

								Pro Forma
								Adjustments
								New Roc
								Associates, LP
	Historical	Historical	Historical	Historical	Historical			January 1 to	Pro Forma
	Entertainment	Courtney	Kanata	Whitby	Oakville	Pro Forma		October 27,	Entertainment
	Properties Trust	Square LP	Centrum LP	Centrum LP	Centrum LP	Adjustments		2003 (note 4)	Properties Trust

	(In thousands except per share data)
Rental revenue	$89,965	$2,686	$5,232	$3,220	$4,270	$—		$7,304	$112,677
Other income	1,195	34	21	8	19	—		—	1,277

Total income	91,160	2,720	5,253	3,228	4,289	—		7,304	113,954

Property operating expense	698	369	144	262	75	—		771	2,319
General and administrative expense	3,859	—	—	—	—	—		180	4,039
Interest expense, net	30,570	—	—	—	—	6,343	(1)	2,521	39,434
Depreciation and amortization	17,285	—	—	—	—	4,059	(2)	2,445	23,789

Income before minority interest and income from joint venture	38,748	2,351	5,109	2,966	4,214	(10,402)		1,387	44,373
Equity in income from joint venture	401	—	—	—	—	—		—	401
Minority interest	(1,555)	—	—	—	—			(397)	(1,952)

Net income	$37,594	$2,351	$5,109	$2,966	$4,214	$(10,402)		$990	$42,822
Preferred dividend requirements	(5,463)	—	—	—	—	—		—	(5,463)

Net income available to common shareholders	$32,131	$2,351	$5,109	$2,966	$4,214	$(10,402)		$990	$37,359

Basic net income per common share	$1.81								$2.02

Diluted net income per common share	$1.77								$1.96

Shares used for computation:
Basic	17,780					747	(3)		18,527
Diluted	19,051					747	(3)		19,798
Notes:

(1)	We did not assume any of the existing debt on the Canadian properties; however, the purchase price was financed, in part, with debt of Cdn $128.6 million with a fixed rate of 6.85% and a term of 10 years. Pro forma interest expense is computed using the average 2003 conversion rate of 0.72 to convert the annual interest expense of the debt from Canadian dollars to US dollars.

(2)	We purchased approximately US $152 million in buildings and land with the acquisition of the properties in Ontario, Canada on March 1, 2004. Based on appraisals dated October 1, 2003 and management analysis, $31.6 million, $110.7 million and $9.7 million were allocated to land, buildings and in-place leases, respectively. For the purpose of calculating pro forma depreciation and amortization, buildings are being depreciated over a 40-year life and in-place leases are being amortized over a 10- to 13-year life on a straight-line basis. In addition, term debt fee amortization related to the financing of the properties is being calculated based on $1.2 million in term debt fees amortized over the term of the debt of 10 years.

(3)	We issued 747,243 common shares to the sellers of the Canadian properties.

(4)	We acquired an ownership interest in New Roc Associates, L.P. (New Roc) on October 27, 2003. Pro forma information related to New Roc for the period from January 1, 2003 to October 27, 2003, as if it had been acquired on January 1, 2003, is presented above. For additional information regarding New Roc, see our current report on Form 8-K/ A dated October 27, 2003. Certain reclassifications of pro forma information as presented in that Form 8-K/ A have been made in the tabular presentation set forth above.

Entertainment Properties Trust

Condensed Consolidated Pro Forma Income Statement

For the Nine Months Ended September 30, 2004

						Pro Forma
	Historical	Historical	Historical	Historical	Historical	Adjustments		Pro Forma
	Entertainment	Courtney	Kanata	Whitby	Oakville	January 1, 2004 to		Entertainment
	Properties Trust	Square LP	Centrum LP	Centrum LP	Centrum LP	February 29, 2004		Properties Trust

	(In thousands except per share data)
Rental revenue	$91,273	$434	$877	$514	$735	$—		$93,833
Other income	393	—	1	—	1	—		395

Total income	91,666	434	878	514	736	—		94,228

Property operating expense	1,590	53	101	77	11	—		1,832
General and administrative expense	3,685	—	—	—	—	—		3,685
Interest expense, net	29,435	—	—	—	—	1,116	(1)	30,551
Depreciation and amortization	18,057	—	—	—	—	677	(2)	18,734

Income before minority interest and income from joint ventures	38,899	381	777	437	725	(1,793)		39,426
Equity in income from joint ventures	482	—	—	—	—	—		482
Minority interest	(982)	—	—	—	—	—		(982)

Net income	$38,399	$381	$777	$437	$725	$(1,793)		$38,926
Preferred dividend requirements	(4,097)	—	—	—	—	—		(4,097)

Net income available to common shareholders	$34,302	$381	$777	$437	$725	$(1,793)		$34,829

Basic net income per common share	$1.56							$1.57

Diluted net income per common share	$1.51							$1.53

Shares used for computation:
Basic	21,997					125	(3)	22,122
Diluted	23,159					125	(3)	23,284

Notes:

(1)	We did not assume any of the existing debt on the Canadian properties; however, the purchase price was financed, in part, with debt of Cdn $128.6 million with a fixed rate of 6.85% and a term of 10 years. Pro forma interest expense for the two months ended February 29, 2004 is computed using the average conversion rate for that period of 0.76 to convert the annual interest expense on the debt from Canadian dollars to U.S. dollars.

(2)	We purchased approximately US $152 million in buildings and land with the acquisition of the properties in Ontario, Canada on March 1, 2004. Based on appraisals dated October 1, 2003 and management analysis, $31.6 million, $110.7 million and $9.7 million were allocated to land, buildings and in-place leases, respectively. For the purpose of calculating pro forma depreciation and amortization, buildings are being depreciated over a 40-year life and in-place leases are being amortized over a 10- to 13-year life on a straight-line basis. In addition, term debt fee amortization related to the financing of the properties was calculated based on $1.2 million in term debt fees amortized over the term of the debt of 10 years.

(3)	We issued 747,243 common shares to the sellers of the Canadian properties on March 1, 2004. Pro forma shares were calculated for the two months ended February 29, 2004.

      On March 31, 2004, we acquired three megaplex theatre properties from AMC for an aggregate purchase price of approximately $64.2 million. These theatres are the AMC Hamilton 24 theatre in suburban Trenton, New Jersey, the AMC Deer Valley 30 theatre in suburban Phoenix, Arizona and the AMC Mesa Grand 24 theatre in Mesa, Arizona. The theatres contain an aggregate of 78 screens and have been leased-back to AMC under long-term triple-net leases.

      On July 28, 2004, we acquired an 18-screen Rave megaplex theatre constructed on real estate owned by us in Peoria, Illinois for a purchase price of approximately $10.9 million, and a 16-screen Southern Theatres megaplex theatre constructed on real estate of which we are ground lessee in Lafayette, Louisiana for a purchase price of approximately $8.3 million. The theatres have been leased-back to the operators under long-term triple-net leases.

      We provided development financing for an 18-screen Rave megaplex theatre on property we own in Hurst, Texas. The theatre opened on November 16, 2004. Our total development cost, including land, was approximately $16.7 million. The theatre has been leased to the operator under a long-term triple-net lease.

      We provided development financing for a 14-screen Southern Theatres megaplex theatre on property we own in Biloxi, Mississippi. The theatre opened on December 14, 2004. Our total development cost, including land, was approximately $10 million. The theatre has been leased to the operator under a long-term triple-net lease.

      We provided development financing for a 16-screen Rave megaplex theatre on property we own in Melbourne, Florida. The theatre opened on December 17, 2004. Our total development cost, including land, was approximately $12.6 million. The theatre has been leased to the operator under a long-term triple-net lease.

      We provided development financing for a 16-screen Consolidated Theatres megaplex theatre on property we own in Wilmington, North Carolina. The theatre is scheduled to open in January 2005. Our total development cost, including land, was approximately $8.5 million. The theatre has been leased to the operator under a long-term triple-net lease.

      On September 30, 2004, we sold 100% of our interest in the Hawaiian Falls Adventure Water Park in Garland, Texas for $3.3 million in cash.

Development Projects

      We had a total of four theatre development projects as of January 10, 2005 for which we have agreed to either finance the development costs or purchase the theatre upon completion. The properties are being developed by the prospective tenants. The theatres are expected to have a total of 58 screens and their total development cost (including land) is expected to be approximately $39.9 million. We have purchased the underlying land on three theatre projects for an aggregate of $6.6 million, and intend to fund the remaining development costs through our Bank of America credit facility and/or additional debt or equity financing, including the Series B Preferred Shares. Development costs are advanced by us either in periodic draws or upon successful completion of construction. If we determine that construction is not being completed in accordance with the terms of a development agreement, we can discontinue funding construction draws or refuse to purchase the completed theatre. We have agreed to lease the theatres to the operators at pre-determined rates.

Common Share Offerings

      On April 26, 2004, we completed an offering of 2,250,000 common shares. The underwriters also exercised an over-allotment option for 337,500 additional shares for a total issuance of 2,587,500 shares. Net proceeds of the offering were approximately $81.9 million and were used to finance the three AMC properties referred to above, reduce borrowings under our Bank of America credit facility and for other corporate purposes.

      On June 28, 2004, we completed an offering of 1,000,000 common shares. Net proceeds of this offering were approximately $35.4 million and were used for general corporate purposes, including reducing borrowings under our Bank of America credit facility.

Conversion of Preferred Interest in EPT Gulf States, LLC

      On September 20, 2004, the preferred interest in our consolidated subsidiary, EPT Gulf States, LLC, which was originally issued to the sellers of five megaplex theatres in Louisiana, was converted into an aggregate of 857,145 common shares of EPR. As a result, $15 million of minority interest in a consolidated subsidiary was converted to common shares and additional paid-in capital.

Financings and Lines of Credit

      On February 27, 2004, we entered into a second general partnership joint venture with Atlantic of Hamburg, Germany (referred to in this prospectus as Atlantic). We contributed the AMC Tampa Veterans 24 theatre to the partnership in exchange for a 20% interest in the partnership and $8.24 million in cash. Atlantic has an 80% interest in the partnership. Commencing January 1, 2007, Atlantic will have the right to exchange up to 10% of its interest in the partnership annually for common shares of EPR valued at the then current market price or, at our option, we may pay Atlantic the cash value of those shares based on that market price.

      On March 29, 2004, we entered into an amendment to our secured revolving credit facility with Fleet National Bank (now Bank of America) (referred to in this prospectus as the Bank of America credit facility), which increased the maximum amount available for borrowing from $50 million to $150 million, subject to compliance with the borrowing base and other covenants contained in the Bank of America credit facility, extended the term to three years plus a one-year extension option and reduced the cost of the facility to a pricing grid of LIBOR plus 1.75% to 2.50% or the Applicable Base Rate plus 0.25% to 1.00%. On April 1, 2004, we used approximately $20 million in borrowings under the Bank of America credit facility to pay off our secured credit facility with iStar Financial and terminated the iStar credit facility. As a result of terminating the iStar credit facility, we paid a prepayment penalty of $404 thousand and recorded a non-cash expense during the second quarter of 2004 to write-off approximately $730 thousand of unamortized financing fees related to the iStar credit facility. We intend to use future borrowings under the Bank of America credit facility for the acquisition of properties and to fund ongoing development projects.

Dividends

      On December 13, 2004, our Board of Trustees declared a common share dividend of $0.5625 per share for the fourth quarter of 2004, payable on January 14, 2005. The aggregate dividend paid on our common shares for 2004 was $2.25 per share, compared to an aggregate dividend of $2.00 per common share paid in 2003. We have paid the regular quarterly 9.50% fixed dividend on our Series A Preferred Shares.

Executive Officer 10b5-1 Plans

      David M. Brain, our President and Chief Executive Officer, and Gregory K. Silvers, our Vice President, Secretary, General Counsel and Chief Development Officer, have adopted, for estate planning purposes, common share sale plans under SEC Rule 10b5-1, pursuant to which common shares owned by them may be sold on a periodic basis in accordance with the provisions of their respective plans. Mr. Brain’s plan originally covered 50,000 shares and Mr. Silvers’ plan originally covered 16,000 shares. All of the shares covered by Mr. Silvers’ plan have been sold. The shares covered by each officer’s 10b5-1 plan were acquired by him under our 1997 Share Incentive Plan.

Recent Tax Law Changes

      The 2004 American Jobs Creation Act (P.L. 108-357), signed into law October 22, 2004, amended and added several provisions of federal income tax law that affect REITs generally, including EPR. Some of these changes have retroactive effect. These changes, along with other relevant provisions of federal income tax law, are discussed in “Additional Federal Income Tax Consequences” beginning on page S-20 of this prospectus supplement. Any statement in “US Federal Income Tax Consequences” beginning on page 18 of the accompanying prospectus, to the extent such statement is modified by information in “Additional Federal Income Tax Consequences” in this prospectus supplement, is updated and superceded by the information in “Additional Federal Income Tax Consequences.”

THE OFFERING

      The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series B Preferred Shares, see “Description of Series B Preferred Shares” in this prospectus supplement.

Issuer	Entertainment Properties Trust

Securities Offered	2,000,000 shares of % Series B cumulative redeemable preferred shares of beneficial interest, par value $0.01 per share (referred to in this prospectus as Series B Preferred Shares) (2,300,000 shares if the underwriters’ over-allotment option is exercised in full).

Dividends	Dividends on the Series B Preferred Shares are cumulative from (and including) the date of original issue by us and are payable quarterly in arrears on or about the 15th day of January, April, July and October of each year (or if not a business day, on the next succeeding business day), when and as declared by our Board of Trustees. We will pay cumulative dividends on the Series B Preferred Shares in the amount of $ per share each year, which is equivalent to % of the $25.00 per share liquidation preference. We will pay the first dividend on April 15, 2005. That first dividend (which will reflect a short dividend period) and any dividend payable on the Series B Preferred Shares for any partial dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Series B Preferred Shares will continue to accrue even if any of our agreements prohibit the current payment of dividends, we do not have earnings or funds legally available to pay such dividends, or we do not declare the payment of dividends.

Liquidation Preference	$25.00 per Series B Preferred Share, plus an amount equal to accrued and unpaid dividends, whether or not declared, if we liquidate, dissolve or wind up, subject to the rights of creditors and any future senior security holders. The rights of holders of Series B Preferred Shares to receive their liquidation preference will be subject to the proportionate rights of each other series or class of our shares ranked on a parity with the Series B Preferred Shares.

Optional Redemption	We may not redeem the Series B Preferred Shares prior to January , 2010, except in limited circumstances to preserve our qualification as a REIT. On and after January , 2010, we may, at our option, redeem the Series B Preferred Shares, in whole or from time to time in part, by paying $25.00 per share plus any accrued and unpaid dividends up to and including the redemption date.

No Maturity	The Series B Preferred Shares have no maturity date and we are not required to redeem the Series B Preferred Shares at any time. Accordingly, the Series B Preferred Shares will remain outstanding indefinitely, unless we decide at our option to redeem the Series B Preferred Shares after January , 2010. We are not required to set aside funds to redeem the Series B Preferred Shares.

Ranking	The Series B Preferred Shares will rank senior to our common shares and on a parity with our existing 9.50% Series A cumulative redeemable preferred shares (referred to in this prospectus as Series A Preferred Shares) and any other parity securities we may issue in the future. Such ranking applies to the payment of dividends and amounts upon liquidation, dissolution or winding up.

Voting Rights	Holders of the Series B Preferred Shares generally have no voting rights. However, if we do not pay dividends on the Series B Preferred Shares for six or more quarterly periods (whether or not consecutive), the holders of the Series B Preferred Shares and the holders of all other shares of beneficial interest of any class or series ranking on a parity with the Series B Preferred Shares which are entitled to similar voting rights (voting together as a single group) will be entitled to elect two additional trustees to our Board of Trustees to serve until all unpaid dividends have been paid or declared and set apart for payment. In addition, the affirmative vote or consent of holders of at least two-thirds of the outstanding Series B Preferred Shares and each other class or series ranking on a parity with the Series B Preferred Shares which have similar voting rights (voting together as a single group) is required for us to authorize, create or increase capital shares ranking senior to the Series B Preferred Shares or to amend our Declaration of Trust in a manner which materially and adversely affects the rights of holders of our Series B Preferred Shares.

Listing	We have applied to list the Series B Preferred Shares on the New York Stock Exchange (referred in this prospectus as the NYSE) under the symbol “EPRPrB”. If this application is approved, we expect that trading on the NYSE will commence within 30 days after the initial delivery of the Series B Preferred Shares.

Settlement Date	Delivery of the Series B Preferred Shares will be made against payment therefor on or about January , 2005, which will be the day after pricing of the Series B Preferred Shares.

Form	The Series B Preferred Shares will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company.

Restrictions on Ownership	For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended, not more than 50% in value of our outstanding shares of beneficial interest may be owned, directly or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, during the last half of any taxable year. To preserve our qualification as a REIT, we have imposed restrictions on the transfer of the Series B Preferred Shares. See “Description of Series B Preferred Shares — Ownership Limit” on page S-20 of this prospectus supplement, and “Description of Securities — Ownership Limit” beginning on page 29 of the accompanying prospectus.

Conversion	The Series B Preferred Shares are not convertible into, or exchangeable for, any other property or securities.

Use of Proceeds	We intend to use the net proceeds of this offering for general corporate purposes, which may include acquisitions of properties and funding of ongoing development projects. Pending this application, we may use a portion of the net proceeds from this offering to reduce indebtedness under our Bank of America credit facility. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” on page S-10 of this prospectus supplement and beginning on page 3 of the accompanying prospectus for other information you should consider before buying our Series B Preferred Shares.

      For additional information regarding the terms of the Series B Preferred Shares, see “Description of Series B Preferred Shares” beginning on page S-15 of this prospectus supplement.

RISK FACTORS

      Before you decide to purchase our Series B Preferred Shares, you should be aware that there are risks in making this investment. You should carefully consider these risk factors, as well as “Risk Factors” beginning on page 3 of the accompanying prospectus, together with all of the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to invest in our Series B Preferred Shares.

      The Series B Preferred Shares do not have an established trading market, which may negatively impact their market value and your ability to transfer or sell your shares, and the Series B Preferred Shares have no stated maturity date.

      The Series B Preferred Shares are a new issue of securities with no established trading market. Because the Series B Preferred Shares do not have a stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. We have applied to list the Series B Preferred Shares on the NYSE; however, we cannot assure you that the Series B Preferred Shares will be approved for listing. If approved, trading is not expected to begin until 30 days after the initial delivery of the Series B Preferred Shares. In any event, an active trading market for the Series B Preferred Shares may not develop or, even if it develops, may not last, in which case the trading price of the Series B Preferred Shares could be adversely affected. We have been advised by the underwriters that they intend to make a market in the Series B Preferred Shares, but they are not obligated to do so and may discontinue market-making any time without notice.

The market value of the Series B Preferred Shares could be substantially affected by various factors.

      As with other publicly-traded securities, the trading price for the Series B Preferred Shares will depend on many factors, which may change from time to time, including:

•	the market price for our common shares and Series A Preferred Shares;

•	any increases in prevailing interest rates, which may negatively affect the market for the Series B Preferred Shares;

•	the market for similar securities;

•	additional issuances of other series or classes of preferred shares;

•	general economic conditions or conditions in the financial or real estate markets; and

•	our financial condition, performance and prospects.

The Series B Preferred Shares have not been rated and are subordinated to our existing and future debt, and there is no restriction on the issuance of parity preferred securities.

      The Series B Preferred Shares have not been rated by any nationally recognized statistical rating organization, which may negatively affect their market value and your ability to sell them. The payment of amounts due on the Series B Preferred Shares will be subordinated to all of our existing and future debt, including our Bank of America credit facility. The Series B Preferred Shares will be on a parity with our existing Series A Preferred Shares. We may also issue additional preferred shares in the future which are on a parity with (or, upon the affirmative vote or consent of the holders of two-thirds of the outstanding Series B Preferred Shares and each other class or series of preferred shares ranking on a parity with the Series B Preferred Shares which are entitled to similar voting rights, voting as a single class, senior to) the Series B Preferred Shares with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up. Any of these factors may affect the trading price for the Series B Preferred Shares.

USE OF PROCEEDS

      The net proceeds to us from the sale of the Series B Preferred Shares offered hereby are expected to be approximately $ ($          if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, which may include acquisitions of properties and funding ongoing development projects.

      Pending application of net proceeds to the uses described above, we may use a portion of the net proceeds to reduce indebtedness under our Bank of America credit facility, or invest net proceeds in interest-bearing accounts and short-term interest-bearing securities which are consistent with our qualification as a REIT.

      The Bank of America credit facility bears interest at LIBOR plus 1.75% to 2.50% or the Applicable Base Rate plus 0.25% to 1.00% depending on our leverage ratio at the time of each advance. The Bank of America credit facility matures on March 29, 2007 and may be extended for an additional year at our option. For additional information regarding the Bank of America credit facility, see “Recent Developments — Financings and Lines of Credit.”

CAPITALIZATION

      The following table describes our actual capitalization as of September 30, 2004, and our capitalization on an as adjusted basis to reflect the issuance and sale of the 2,000,000 Series B Preferred Shares offered by this prospectus supplement (assuming no exercise of the underwriters’ over allotment option) and the application of the net proceeds as described in “Use of Proceeds.” This information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and schedules and notes thereto included in our quarterly report on Form 10-Q for the quarter ended September 30, 2004, incorporated by reference in this prospectus supplement.

	September 30, 2004

	Actual	As Adjusted

	(Dollars in thousands)
Debt:(1)
Bank of America credit facility	$25,000	$
Other long-term debt	564,127
Total debt	589,127
Minority interest	6,144
Shareholders’ equity
Common shares, $0.01 par value, 50,000,000 shares authorized; 25,401,267 shares issued	254
Preferred shares, $0.01 par value, 5,000,000 shares authorized; shares issued 2,300,000 Series A cumulative redeemable preferred shares actual and 2,300,000 Series A cumulative redeemable preferred shares and 2,000,000 Series B cumulative redeemable preferred shares, as adjusted(2)	23
Additional paid-in capital	615,735
Treasury shares, at cost, 472,200 shares	(6,533)
Loans to shareholders	(3,525)
Accumulated other comprehensive income	3,615
Non-vested shares	(2,686)
Distributions in excess of net income	(24,724)

Total shareholders’ equity	582,159

TOTAL CAPITALIZATION	$1,177,430	$

(1)	At December 31, 2004, we had $27.0 million of indebtedness outstanding under our Bank of America credit facility and approximately $567.3 million in other long-term indebtedness.

(2)	We intend to file an amendment to our Declaration of Trust increasing the authorized number of preferred shares of beneficial interest, par value $0.01 per share, from 5,000,000 shares to 10,000,000 shares.

SELECTED FINANCIAL DATA

      This table includes selected historical financial data of EPR. You should read carefully the consolidated financial statements and schedules, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our annual report on Form 10-K for the year ended December 31, 2003 and our quarterly report on Form 10-Q for the quarter ended September 30, 2004. The selected financial data in this table are not intended to replace the consolidated financial statements and schedules included in our annual report on Form l0-K for the year ended December 31, 2003 or quarterly report on Form 10-Q for the quarter ended September 30, 2004, which are incorporated by reference herein. Figures are in thousands except per share data. The following table does not give effect to this offering or any development cost advances made since September 30, 2004 on the theatre properties in Hurst, Texas, Biloxi, Mississippi, Melbourne, Florida and Wilmington, North Carolina described in “Recent Developments.” For certain financial information regarding recent acquisitions, see our current report on Form 8-K filed on November 12, 2003, as amended by amendment No. 1 thereto filed on January 12, 2004, and our current report on Form 8-K filed on March 15, 2004, as amended by amendment No. 1 thereto filed on March 16, 2004.

Operating Data

	Nine Months
	Ended	Years Ended December 31
	September 30,
	2004	2003	2002	2001	2000	1999

	(Unaudited)
Total revenue	$91,666	$91,160	$71,610	$54,667	$53,287	$48,319
Property operating expense	1,590	698	201	—	—	—
General and administrative expense	3,685	3,859	2,293	2,507	1,850	2,179
Interest expense	28,301	30,570	24,475	20,334	18,909	13,278
Costs associated with loan refinancing	1,134	—	—	—	—	—
Depreciation and amortization expense	17,036	16,359	12,862	10,209	10,184	9,609
Amortization of share based compensation	1,021	926	1,048	240	276	373

Income before minority interest, income from joint venture and gain on sale of real estate	38,899	38,748	30,731	21,377	22,068	22,880

Gain on sale of real estate	—	—	202	—	—	—
Minority interest	(982)	(1,555)	(1,195)	—	—	—
Equity in income from joint ventures	482	401	1,421	2,203	2,104	333
Preferred dividend requirements	(4,097)	(5,463)	(3,225)	—	—	—

Net income available to common shareholders	$34,302	$32,131	$27,934	$23,580	$24,172	$23,213

	Nine Months
	Ended	Years Ended December 31
	September 30,
	2004	2003	2002	2001	2000	1999

	(Unaudited)
Net income per common share:
Basic	$1.56	$1.81	$1.66	$1.60	$1.63	$1.60
Diluted	1.51	1.77	1.64	1.60	1.63	1.60

Weighted average number of common shares outstanding:
Basic	21,997	17,780	16,791	14,715	14,786	14,516
Diluted	23,159	19,051	17,762	14,783	14,810	14,552

Cash dividends declared per common share	$1.6875	$2.00	$1.90	$1.80	$1.76	$1.68

Balance Sheet Data

	As of	As of December 31
	September 30,
	2004	2003	2002	2001	2000	1999

	(unaudited)
Net real estate investments	$1,124,859	$900,096	$692,922	$530,280	$472,795	$478,706
Total assets	1,201,219	965,918	730,387	583,351	513,534	516,291
Common dividends payable	14,023	9,829	8,162	6,659	6,479	6,273
Preferred dividends payable	1,366	1,366	1,366	—	—	—
Long-term debt	589,127	506,555	346,617	314,766	244,547	238,737
Total liabilities	612,916	521,509	361,834	325,223	252,915	249,904
Minority interest	6,144	21,630	15,375	—	—	—
Shareholders’ equity	$582,159	$422,779	$353,178	$258,128	$260,619	$266,387

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED

SHARE DIVIDENDS

      The table below presents our ratio of earnings to combined fixed charges and preferred share dividends by dividing earnings by combined fixed charges and preferred share dividends. For this purpose, “earnings” is the sum of net income before discontinued operations, equity in earnings of unconsolidated subsidiaries, minority interest in earnings (excluding those that have not incurred fixed charges) and fixed charges (excluding capitalized interest) plus distributed income from unconsolidated subsidiaries. “Fixed charges” consist of interest incurred on all indebtedness related to continuing operations (including amortization of original issue discount, if any). The ratios are based solely on historical financial information and no pro forma adjustments have been made.

		Years Ended December 31
	Nine Months Ended
	September 30, 2004	2003	2002	2001	2000	1999

Ratio of earnings to combined fixed charges and preferred share dividends	2.0X	1.8X	1.9X	2.0X	2.2X	2.6X

DESCRIPTION OF SERIES B PREFERRED SHARES

      The following is a summary of the material terms and provisions of the Series B Preferred Shares. This description supplements the description of the general terms and provisions of our preferred shares contained in the accompanying prospectus. To the extent the terms described herein differ from the terms described in the accompanying prospectus, you should rely on the terms set forth below. This is a summary and does not completely describe our Series B Preferred Shares. For a complete description, we refer you to our Declaration of Trust, the Articles Supplementary designating the Series B Preferred Shares and our Bylaws, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

General

      Under our Declaration of Trust, we are authorized to issue up to 50,000,000 common shares and up to 5,000,000 preferred shares. As of January 10, 2005, a total of 25,578,472 common shares were issued and outstanding and 517,421 common shares were held in treasury, and a total of 2,300,000 Series A Preferred Shares were outstanding. We intend to file an amendment to our Declaration of Trust increasing our authorized preferred shares from 5,000,000 to 10,000,000 preferred shares.

      We are authorized to issue preferred shares in one or more series, with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, in each case as permitted by Maryland law and determined by our Board of Trustees. See “Description of Securities” in the accompanying prospectus.

      Prior to the completion of this offering, our Board of Trustees will adopt an amendment to our Declaration of Trust describing the terms and conditions of the Series B Preferred Shares which will be available from us and will be incorporated into this prospectus supplement by reference. As of the date of this prospectus supplement, no Series B Preferred Shares are outstanding.

      We have applied to list the Series B Preferred Shares on the NYSE. If the application is approved, we expect trading on the NYSE to commence within 30 days after the delivery of the Series B Preferred Shares.

Maturity

      The Series B Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

Ranking

      The Series B Preferred Shares will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank:

•	senior to all classes or series of our common shares and to all other equity securities authorized and designated by us in the future and ranking junior to the Series B Preferred Shares;

•	on a parity with our Series A Preferred Shares and any other equity securities authorized or designated by us in the future, the terms of which specifically provide that such equity securities rank on a parity with the Series B Preferred Shares; and

•	junior to all of our existing and future indebtedness and to any class or series of equity securities authorized or designated by us in the future, the terms of which specifically provide that such class or series ranks senior to the Series B Preferred Shares.

Dividends

      Subject to the rights of any senior securities we may authorize and designate in the future, we will distribute to the record holders of our Series B Preferred Shares cumulative preferential cash dividends of $           per share each year, which is equivalent to      % of the $25.00 liquidation preference per Series B Preferred Share. Dividends will be distributed when, as and if declared by our Board of Trustees and will be payable out of assets legally available for such payments.

      Dividends on the Series B Preferred Shares will be cumulative from and including the date of original issue by us and will be payable quarterly in arrears on or about the 15th day of January, April, July and October of each year or, if any such day is not a business day, then on the next succeeding business day. We will pay the first dividend on or about April 15, 2005. That first dividend (which will reflect a short dividend period) and any other dividend payable on the Series B Preferred Shares for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our share records at the close of business on the applicable record date, which will be the same date set for any quarterly dividend payable to holders of our common shares and Series A Preferred Shares, or on such other date designated by our Board of Trustees that is not more than 30 nor less than 10 days prior to the due date for the dividend payment.

      We will not declare dividends on the Series B Preferred Shares, or pay or set apart for payment dividends on the Series B Preferred Shares, at any time if the terms and provisions of any agreement, including any agreement relating to our indebtedness, prohibits the declaration, payment or setting apart for payment or provides that the declaration, payment or setting apart for payment would constitute a breach of the agreement or a default under the agreement, or if the declaration or payment is restricted or prohibited by law.

      Notwithstanding the foregoing, dividends on the Series B Preferred Shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends, and whether or not those dividends are declared. Accrued but unpaid dividends on the Series B Preferred Shares will accumulate as of the due date on which each such dividend payment first becomes payable. Except as described in the next sentence, we will not declare or pay or set apart for payment dividends on any common shares or any other series of preferred shares ranking, as to dividends, on a parity with or junior to the Series B Preferred Shares (other than a dividend paid in common shares or in any other class of shares ranking junior to the Series B Preferred Shares as to dividends and upon liquidation) for any period unless full cumulative dividends on the Series B Preferred Shares for all past dividend periods and the then current dividend period have been or contemporaneously are (a) declared and paid in cash or (b) declared and a sum sufficient to pay them in cash is set apart for payment. When we do not pay dividends in full (or we do not set apart a sum sufficient to pay them in full) upon the Series B Preferred Shares and any other series of preferred shares ranking on a parity as to dividends with the Series B Preferred Shares, we will declare any dividends upon the Series B Preferred Shares and any other series of preferred shares ranking on a parity as to dividends with the Series B Preferred Shares proportionately so that the dividends declared per share of

Series B Preferred Shares and those other series of preferred shares will in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Shares and those other series of preferred shares (which will not include any accrual in respect of unpaid dividends on such other series of preferred shares for prior dividend periods if those other series of preferred shares do not have cumulative dividends) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series B Preferred Shares which may be in arrears.

      Except as provided in the immediately preceding paragraph, unless we have declared and paid or are contemporaneously declaring and paying full cumulative dividends in cash on the Series B Preferred Shares or we have declared full cumulative dividends and have set apart for payment a sum sufficient for the payment of the declared dividends for all past dividend periods and the then current dividend period, we will not declare or pay or set aside for payment dividends (other than in common shares or other shares ranking junior to the Series B Preferred Shares as to dividends and upon liquidation), nor will we declare or pay any other dividend on our common shares or any other shares ranking junior to or on a parity with the Series B Preferred Shares as to dividends or amounts upon liquidation, nor will we redeem, purchase or otherwise acquire for consideration, or pay or make available any monies for a sinking fund for the redemption of, any common shares or any other shares ranking junior to or on a parity with the Series B Preferred Shares as to dividends or upon liquidation (except by conversion into or exchange for other shares ranking junior to the Series B Preferred Shares as to dividends and upon liquidation and except for the acquisition of shares that have been designated as Excess Shares). See “Description of Securities — Ownership Limit” in the accompanying prospectus for information about the designation of shares as Excess Shares. Record holders of our Series B Preferred Shares are not entitled to any dividend, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series B Preferred Shares as provided above. Any dividend payment made on the Series B Preferred Shares will first be credited against the earliest accrued but unpaid dividends due with respect to those shares which remain payable.

      Dividends on the Series B Preferred Shares will accrue from and including their original date of issuance and will be paid to the record holders of the Series B Preferred Shares on each dividend payment date, with the first dividend to be paid on April 15, 2005. All such payments will be made in accordance with our Articles Supplementary relating to the Series B Preferred Shares.

      If, for any taxable year, we elect to designate any portion of the dividends, within the meaning of the Internal Revenue Code, paid or made available for the year to holders of all classes of our shares of beneficial interest as “capital gain dividends,” as defined in Section 857 of the Internal Revenue Code, then the portion of the dividends designated as capital gain dividends that will be allocable to the record holders of our Series B Preferred Shares will be the portion of the dividends designated as capital gain dividends multiplied by a fraction, the numerator of which will be the total dividends paid or made available to such record holders of our Series B Preferred Shares for the year and the denominator of which will be the total dividends paid or made available for the year to holders of all classes of our shares of beneficial interest.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, the record holders of the Series B Preferred Shares will be entitled to be paid out of our assets legally available for distribution to our shareholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment (whether or not declared), before any distribution or payment may be made to holders of our common shares or any other class or series of shares ranking junior to the Series B Preferred Shares as to liquidation rights. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidation distributions on all outstanding Series B Preferred Shares and the corresponding amounts payable on all other classes or series of shares ranking on a parity with the Series B Preferred Shares in the distribution of assets, then the record holders of the Series B Preferred Shares and all other classes or series of shares of that kind will share proportionately in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. The record holders of our Series B Preferred Shares will be entitled to written notice of any liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, such record holders will have no other right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or other entity, the consolidation or merger of any other corporation, trust or other entity with or into us or the sale, lease or conveyance of all or substantially all of our property or business will not be deemed to constitute our liquidation, dissolution or winding-up.

Redemption

      Series B Preferred Shares are not redeemable before January      , 2010. On or after January      , 2010, we may, at our option upon not less than 30 nor more than 60 days’ written notice, redeem the Series B Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends up to and including the date fixed for redemption (except as provided below), without interest. If we redeem fewer than all of the outstanding Series B Preferred Shares, Series B Preferred Shares will be redeemed proportionately (as nearly as may be practicable without creating fractional shares) or by lot or by any other equitable method as we may determine. Record holders of Series B Preferred Shares to be redeemed will surrender such shares at the place designated in the notice and will be entitled to the redemption price and any accrued and unpaid dividends payable upon the redemption following surrender of the Series B Preferred Shares. If notice of redemption of any Series B Preferred Shares has been given and if we have set aside in trust the funds necessary for the redemption for the benefit of the record holders of Series B Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on the Series B Preferred Shares and Series B Preferred Shares will no longer be deemed outstanding, and all rights of the holders of the Series B Preferred Shares will terminate, except for the right to receive the redemption price plus any accrued and unpaid dividends payable upon the redemption.

      Subject to applicable law and the limitations on purchases when dividends on the Series B Preferred Shares are in arrears, we may, at any time and from time to time either at a public or a private sale, purchase Series B Preferred Shares at such price or prices as we may determine.

      Unless we have declared and paid or we are contemporaneously declaring and paying full cumulative dividends on all Series B Preferred Shares and we have set aside a sum sufficient for the payment of full cumulative dividends on all such shares for all past dividend periods and the then current dividend period, we may not redeem any Series B Preferred Shares unless we simultaneously redeem all outstanding Series B Preferred Shares, and we will not purchase or otherwise acquire directly or indirectly any Series B Preferred Shares except by exchange for shares of beneficial interest ranking junior to the Series B Preferred Shares as to dividends and amounts upon liquidation; except that we may purchase, in accordance with the terms of our Declaration of Trust, Series B Preferred Shares in accordance with a purchase or exchange offer made on the same terms to holders of all Series B Preferred Shares.

      We will mail a notice of redemption postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the record holders of the Series B Preferred Shares to be so redeemed, at the addresses of such holders as the same appear on our records. No failure to give the notice or any defect in the notice or in the mailing of the notice will affect the validity of the proceedings for the redemption of any Series B Preferred Shares except as to a holder to whom notice was defective or not given. Each notice will state (a) the redemption date; (b) the redemption price; (c) the number of Series B Preferred Shares to be redeemed; (d) the place or places where Series B Preferred Shares to be redeemed are to be surrendered for payment of the redemption price payable on the redemption date; and (e) that dividends on the Series B Preferred Shares to be redeemed will cease to accrue on the redemption date. If we redeem fewer than all of the Series B Preferred Shares held by any record holder, the notice mailed to that record holder will also specify the number of Series B Preferred Shares held by such holder to be redeemed.

      Immediately before any redemption of the Series B Preferred Shares, we will pay, in cash, any accrued and unpaid dividends through the redemption date, unless a redemption date falls after a dividend record date and before the corresponding dividend payment date, in which case each holder of Series B Preferred Shares at the close of business on the dividend record date will be entitled to the dividend payable on the

Series B Preferred Shares on the corresponding dividend payment date notwithstanding the redemption of those shares before that dividend payment date. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series B Preferred Shares for which a notice of redemption has been given.

      The Series B Preferred Shares will have no stated maturity and will not be subject to any sinking fund or mandatory redemption. The Series B Preferred Shares will be subject to the transfer restrictions described in “Ownership Limit” below and in “Description of Securities — Ownership Limit” in the accompanying prospectus.

Voting Rights

      Holders of Series B Preferred Shares will not have any voting rights, except as described below.

      If no dividends are paid on the Series B Preferred Shares for six or more quarterly periods (whether or not consecutive), a preferred dividend default will exist, and holders of the Series B Preferred Shares, voting together as a class with the holders of all other classes or series of our equity securities ranking on a parity with the Series B Preferred Shares which are entitled to similar voting rights, will be entitled at the next annual meeting of shareholders, or at a special meeting of the holders of Series B Preferred Shares and such other shares called for that purpose, to elect two additional trustees to our Board of Trustees. Notwithstanding the foregoing, if, prior to the election of any additional trustees in the manner described in this paragraph, all accumulated dividends are paid on the Series B Preferred Shares and all other classes or series of parity preferred shares upon which like voting rights have been conferred and are exercisable, no such additional trustees will be so elected. Any such additional trustees so elected will serve until all unpaid cumulative dividends have been paid or declared and set aside for payment. Upon such election, the size of our Board of Trustees will be increased by two trustees. If and when all such accumulated dividends shall have been paid on the Series B Preferred Shares and all other classes or series of parity preferred shares upon which like voting rights have been conferred and are exercisable, the term of office of each of the additional trustees so elected will terminate and the size of our Board of Trustees will be reduced accordingly. So long as a preferred dividend default continues, any vacancy in the office of additional trustee elected under this paragraph may be filled by written consent of the other additional trustee who remains in office, or if no additional trustee remains in office, by a vote of the holders of a majority of the outstanding Series B Preferred Shares when they have the voting rights described above (voting as a single class with all other classes or series of parity preferred shares upon which like voting rights have been conferred and are exercisable). Each of the trustees elected as described in this paragraph will be entitled to one vote on any matter.

      The affirmative vote or consent of the holders of two-thirds of the outstanding Series B Preferred Shares and each other class or series of preferred shares ranking on a parity with respect to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, voting as a single class, will be required to (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares ranking senior to the Series B Preferred Shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding-up or reclassify any of our authorized shares of that kind, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of our Declaration of Trust or the Articles Supplementary, whether by merger, consolidation, transfer or conveyance of substantially all of our assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Shares or their holders; provided, however, that with respect to the occurrence of any of the events described in (ii) above, so long as the Series B Preferred Shares remain outstanding with the terms of the Series B Preferred Shares materially unchanged, taking into account that, upon the occurrence of an event described in (ii) above, we may not be the surviving entity, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Series B Preferred Shares, and in such case such holders shall not have any voting rights with respect to the events described in (ii) above and provided, further, that (A) any increase or decrease in the total number of authorized common shares or preferred shares, (B) any increase, decrease or issuance of any series of shares including the Series B Preferred Shares or (C) the creation or issuance of any other series of shares, in each case referred to in clauses (A), (B) or (C) above, ranking on a parity with or junior to the Series B Preferred Shares with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up shall not be deemed to materially and adversely effect such rights, preferences, privileges or voting powers.

      The voting rights afforded to holders of Series B Preferred Shares will not apply if, at or before the time when the act with respect to which the vote would otherwise be required is affected, all outstanding Series B Preferred Shares are redeemed or called for redemption upon proper notice and we deposit sufficient funds, in cash, in trust to effect the redemption.

Conversion

      The Series B Preferred Shares are not convertible into or exchangeable for any of our other property or securities.

Form

      The Series B Preferred Shares will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, except under limited circumstances.

Transfer Agent

      The registrar and transfer agent for the Series B Preferred Shares will be UMB Bank, n.a.

Ownership Limit

      In order to ensure that we remain qualified as a REIT for federal income tax purposes, the Series B Preferred Shares will be subject to provisions of our Declaration of Trust, under which any Series B Preferred Shares owned by a shareholder in excess of the Ownership Limit, as defined in the accompanying prospectus, will automatically be designated Excess Shares and transferred to a trust for the exclusive benefit of a charitable beneficiary which we will designate. Owners of Excess Shares are entitled to compensation for their Excess Shares in accordance with the terms of our Declaration of Trust, but such compensation may be less than the amount they paid for those Excess Shares. See “Description of Securities — Ownership Limit” in the accompanying prospectus for more information about these transfer restrictions.

ADDITIONAL FEDERAL INCOME TAX CONSEQUENCES

      The following summary of certain material U.S. federal income tax consequences is based on current law and does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, financial institutions and broker-dealers) subject to special treatment under U.S. federal income tax laws.

You should consult your own tax advisor regarding the specific tax consequences of the purchase, ownership and sale of the Series B Preferred Shares.

Redemption of Series B Preferred Shares

      Redemption of Series B Preferred Shares will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of our current and accumulated earnings and profits) unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemable shares. None of these dividend distributions would be eligible for the dividends received deduction for corporate shareholders. The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to you, (ii) results in a “complete termination” of your share interest in EPR, or (iii) is “not essentially equivalent to a dividend” with respect to you, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, common shares considered to be owned by you by reason of certain constructive ownership rules set forth in the Code, as well as common shares actually owned by you, must generally be taken into account. If you do not own (actually or constructively) any common shares of EPR, or an insubstantial percentage of our outstanding common shares, a redemption of your Series B Preferred Shares is likely to qualify for sale or exchange treatment because the redemption would not be “essentially equivalent to a dividend.” However, because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to your Series B Preferred Shares depends upon the facts and circumstances at the time the determination must be made, you are advised to consult your own tax advisor to determine such tax treatment.

      If a redemption of Series B Preferred Shares is not treated as a distribution taxable as a dividend to you, it will be treated as a taxable sale or exchange of the shares. As a result, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits), and (ii) your adjusted basis in the Series B Preferred Shares for tax purposes. Such gain or loss will be capital gain or loss if the Series B Preferred Shares have been held as a capital asset, and will be long-term gain or loss if the Series B Preferred Shares have been held for more than one year. If a redemption of Series B Preferred Shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by you. Your adjusted basis in the redeemable Series B Preferred Shares for tax purposes will be transferred to your remaining shares in EPR. If you do not own any of our other shares, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

Disposition of Series B Preferred Shares

      If you are a U.S. Shareholder (as defined below) and you sell or dispose of your Series B Preferred Shares, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the Series B Preferred Shares for tax purposes. This gain or loss will be capital gain or loss if you have held the Series B Preferred Shares as a capital asset and, if you are a U.S. Shareholder, will be long-term capital gain or loss if you have held the Series B Preferred Shares for more than one year at the time of disposition.

      In general, if you are a U.S. Shareholder and you recognize loss upon the sale or other disposition of Series B Preferred Shares that you have held for six months or less, after applying the holding period rules set forth in the Code, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Taxation of Shareholders

Taxation of Taxable Domestic Shareholders

      As used herein, the term “U.S. Shareholder” means a holder of Series B Preferred Shares who (for U.S. federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof (except, in the case of a partnership, the Treasury provides otherwise by regulations), (iii) is an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) is a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      As long as EPR qualifies as a REIT, distributions made out of our current or accumulated earnings and profits (and not designated as capital gain dividends) will generally constitute dividends taxable to our taxable corporate U.S. Shareholders as ordinary income taxed at a maximum rate of 35% and such U.S. Shareholders will not be eligible for the dividends received deduction otherwise available with respect to dividends received by corporate U.S. Shareholders. It is not likely that a significant amount of our dividends paid to individual U.S. Shareholders will constitute “qualified dividend income” eligible for the current reduced tax rate of 15%. Dividends received from a REIT generally are treated as “qualified dividend income” eligible for the reduced tax rate to the extent that the REIT has received “qualified dividend income” from other non-REIT corporations, such as taxable REIT subsidiaries. In addition, if a REIT pays U.S. federal income tax on its undistributed net taxable income or on certain gains from the disposition of assets acquired from C corporations, the excess of the income subject to tax over the taxes paid will be treated as “qualified dividend income” in the subsequent taxable year.

      Distributions made by us that are properly designated as capital gain dividends will be taxable to U.S. Shareholders as gains (to the extent they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time we held the assets which produced the gains, and on certain designations, if any, which may be made by us, such gains may be taxable to noncorporate U.S. Shareholders at a 15% or 25% rate, without regard to the period for which the U.S. Shareholder has held the Series B Preferred Shares. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent we make distributions (not designated as capital gain dividends) in excess of our current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Shareholder, reducing the adjusted basis which such U.S. Shareholder has in his Series B Preferred Shares for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Shareholder’s adjusted basis in his shares taxable as capital gain (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the Series B Preferred Shares have been held for more than one year. Dividends declared by us in October, November or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by us and received by the shareholder on December 31st of that year; provided the dividend is actually paid by us on or before January 31st of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of EPR.

      Distributions made by us and gain arising from the sale or exchange by a U.S. Shareholder of shares will not be treated as passive activity income, and, as a result, U.S. Shareholders generally will not be able to apply any “passive losses” against such income or gain. Distributions made by us (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of Series B Preferred Shares and certain qualifying dividends (or distributions treated as such), will not be treated as investment income under certain circumstances.

Backup Withholding

      We will report to our domestic shareholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any from those dividends. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate equal to the fourth lowest rate of tax under Section 1(c) of the Code (which is currently 28%) with respect to dividends paid and redemption proceeds unless the shareholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Notwithstanding the foregoing, we will institute backup withholding with respect to a shareholder when instructed to do so by the IRS. A shareholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s U.S. federal income tax liability.

Taxation of Tax-Exempt Shareholders

      The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees’ pension trust do not constitute unrelated business taxable income (“UBTI”). Revenue rulings, however, are interpretive in nature and are subject to revocation or modification by the IRS. Based upon the ruling and the analysis therein, distributions by us to a shareholder that is a tax-exempt entity should not constitute UBTI, provided the tax exempt entity has not financed the acquisition of its Series B Preferred Shares with “acquisition indebtedness” within the meaning of the Code, and the Series B Preferred Shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, REITs generally treat the beneficiaries of qualified pension trusts as the beneficial owners of REIT shares owned by such pension trusts for purposes of determining if more than 50% of the REIT’s shares are owned by five or fewer individuals. However, if a pension trust owns more than 10% of the REIT’s shares (by value), it can be subject to UBTI on all or a portion of REIT dividends made to it, if the REIT is treated as a “pension-held REIT.” A pension-held REIT is any REIT if more than 25% (by value) of its shares are owned by one pension trust, or one or more pension trusts each owns 10% (by value) of such shares, and in the aggregate, such pension trusts own more than 50% (by value) of its shares. We do not expect to be treated as a “pension-held REIT.” However, because our common shares are publicly traded, and it is anticipated the Series B Preferred Shares will be publicly traded, no assurance can be given in this regard.

      For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income tax under Section 501(c)(7), (9), (17) and (20) of the Code, respectively, income from an investment in EPR will constitute UBTI. However, income from an investment in EPR will not constitute UBTI for voluntary employee benefit associations, supplemental unemployment trusts and qualified group legal services plans if the organization is able to deduct amounts “set aside” or placed in reserve for certain purposes so as to offset the UBTI generated by its investment in EPR. Such prospective shareholders should consult with their own tax advisors concerning these “set aside” and reserve requirements.

Taxation of Foreign Shareholders

      The rules governing U.S. federal income taxation of the ownership and disposition of Series B Preferred Shares by persons who are not U.S. Shareholders (“Non-U.S. Shareholders”) are complex and no attempt is made in this prospectus supplement to provide more than a summary of these rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state, local and any foreign income tax laws with regard to an investment in EPR, including any reporting requirements.

      Distributions that are not attributable to gain from sales or exchanges by us of “United States real property interests” (USRPIs”), as defined in the Code, and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent they are made out of our current or accumulated earnings and profits. Unless such distributions are effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), the gross amount of the distributions will ordinarily be subject to U.S. withholding tax at a 30% or lower treaty rate, if applicable. In general, Non-U.S. Shareholders will not be considered engaged in a U.S. trade or business (or, in the case of an income tax treaty, as having a U.S. permanent establishment) solely by reason of their ownership of Series B Preferred Shares. If income on Series B Preferred Shares is treated as effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), the Non-U.S. Shareholder generally will be subject to a tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such distributions (and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions of ordinary income made to a Non-U.S. Shareholder unless the Non-U.S. Shareholder provides us with a (i) properly executed IRS Form W-8BEN claiming an exemption from or reduction in the rate of withholding under the benefit of a tax treaty, or (ii) IRS Form W-8ECI claiming that the distribution is not subject to withholding because it is effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder).

      Unless the Series B Preferred Shares constitute USRPIs, distributions in excess of our current and accumulated earnings and profits will not be taxable to a shareholder to the extent such distributions do not exceed the adjusted basis of the shareholder’s Series B Preferred Shares but rather will reduce the adjusted basis of the shares. To the extent such distributions exceed the adjusted basis of a Non-U.S. Shareholder’s Series B Preferred Shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a distribution is made whether or not the distribution will be in excess of our current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. If, however, Series B Preferred Shares are treated as USRPIs, then, unless otherwise treated as a dividend for withholding tax purposes as described below, any distributions in excess of our current or accumulated earnings and profits will generally be subject to 10% withholding and to the extent such distributions also exceed the adjusted basis of a Non-U.S. Shareholder’s Series B Preferred Shares, they will also give rise to gain from the sale or exchange of the shares, the tax treatment of which is described below.

      Distributions that are designated by us at the time of distribution as capital gain dividends (other than those arising from the disposition of a USRPI) generally will not be subject to taxation, unless (i) investment in the Series B Preferred Shares is effectively connected with the Non-U.S. Shareholder’s U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax), or (ii) the Non-U.S. Shareholder is a non-resident alien individual who is present in the U.S. for 183 days or more during the taxable year and either has a “tax home” in the U.S. or sold his shares under circumstances in which the sale was attributable to a U.S. office, in which case the non-resident alien individual will be subject to a 30% tax on the individual’s capital gains.

      For each tax year beginning on or before October 22, 2004 in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of USRPIs (“USRPI Capital Gains”), such as properties beneficially owned by us, will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, such distributions are taxed to a Non-U.S. Shareholder as gain effectively connected with a U.S. trade or business regardless of whether such dividends are designated as capital gain dividends. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. Shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) on such distributions. Also, distributions of USRPI Capital Gains may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption or rate reduction. We are required by applicable Treasury Regulations to withhold a portion of any distribution consisting of USRPI Capital Gains. This amount may be creditable against the Non-U.S. Shareholder’s FIRPTA tax liability.

      Pursuant to the American Jobs Creation Act of 2004, discussed in more detail below, for each tax year beginning after October 22, 2004 in which we qualify as a REIT, distributions of USRPI Capital Gains will no longer automatically be treated as income effectively connected with a U.S. trade or business (and, thus, a non-U.S. Shareholder no longer would have to file a U.S. federal income tax return solely by reason of receiving such a distribution). Instead, such distributions will be treated as dividends that are not capital gains (and are not subject to the branch profits tax in the hands of a foreign corporate shareholder), provided that the non-U.S. Shareholder recipient does not own more than 5% of the Series B Preferred Shares at any time during the tax year in which the distribution is received and (as is anticipated to be the case) the Series B Preferred Shares are regularly traded on an established U.S. securities market.

      Gain recognized by a Non-U.S. Shareholder upon a sale of Series B Preferred Shares will generally not be taxed under FIRPTA if the shares do not constitute USRPIs. Series B Preferred Shares will not be considered USRPIs if we qualify as a “domestically controlled REIT,” or if the Series B Preferred Shares are part of a class that is regularly traded on an established securities market and the holder owned less than 5% of the class sold during a specified testing period. A “domestically controlled REIT” is defined generally as a real estate investment trust in which at all times during a specified testing period less than 50% in value of its shares was held directly or indirectly by foreign persons. We believe we are a “domestically controlled REIT,” and therefore the sale of Series B Preferred Shares will not be subject to taxation under FIRPTA. If the gain on the sale of Series B Preferred Shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the shares may be required to withhold 10% of the purchase price and remit such amount to the IRS. However, since our common shares are publicly traded and it is anticipated our Series B Preferred Shares will be publicly traded as well, no assurance can be given in this regard.

      Gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the Series B Preferred Shares is effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of Series B Preferred Shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

      If the proceeds of a disposition of Series B Preferred Shares are paid by or through a U.S. office of a broker, the payment is subject to information reporting and backup withholding unless the disposing Non-U.S. Shareholder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if (i) the payment is made through an office outside the U.S. of a broker that is either (a) a U.S. person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (c) a “controlled foreign corporation” for U.S. federal income tax purposes, or (d) a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business, and (ii) the broker fails to obtain documentary evidence that the shareholder is a Non-U.S. Shareholder and that certain conditions are met or that the Non-U.S. Shareholder otherwise is entitled to an exemption.

Recent Tax Developments

      On October 22, 2004, the President signed into law Public Law 108-357, also known as the American Jobs Creation Act of 2004 (the “AJCA”). The AJCA contains several tax provisions that affect REITs generally, including EPR. Some of these provisions are discussed below.

      The AJCA expands the applicable definition of “straight debt” and provides that certain assets will be excluded for purposes of qualifying under one of the applicable REIT asset tests. The relevant REIT asset test requires generally that EPR cannot hold securities having a value of more than 10% of the total value of the outstanding securities of any one issuer. For purposes of compliance with this test, certain obligations, including loans to an individual or estate, certain loans to governments, tenant obligations to pay rent and certain contingent payment obligations, may now be disregarded if requirements are met. The AJCA’s expanded definition of “straight debt” and excluded assets is generally applicable retroactively for tax years beginning after December 31, 2000, although a related provision establishing a new “look-through” rule for determining a REIT partner’s share of partnership securities for purposes of the 10% asset value test is effective for tax years beginning after October 22, 2004.

      The AJCA also prevents a REIT from losing its REIT status for failing to satisfy the 5% and 10% asset tests in a quarter if the failure is due to the ownership of assets the total value of which does not exceed the lesser of one percent of the total value of the REIT’s assets at the end of the quarter or $10 million, provided that in either case the REIT either disposes of the assets within six months after the last day of the quarter in with the REIT identifies the failure (or such other time period as prescribed by the Treasury) or otherwise meets the requirements of those asset tests by the end of that period. A failure that exceeds the de minimis thresholds described above will not cause a REIT to lose its REIT status only if the failure was due to reasonable cause (and not willful neglect), the REIT files a schedule describing each asset that caused the failure in accordance with IRS regulations, the REIT disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or the tests are otherwise met within such period), and the REIT pays a tax on such failure ($50,000 minimum tax). These new AJCA provisions are effective for tax years beginning after October 22, 2004.

      The AJCA also conforms the reporting and reasonable cause standards for failure to meet REIT income tests to these new asset test standards described above. The rule that assesses a tax for income test failures based on a fraction of the disqualified gross income survives, although the AJCA changes the formula for calculating the tax for failure to meet the 95% income test to a fraction based on 95%, rather than 90% of gross income. For failure to meet certain other requirements for REIT qualification, the AJCA permits a REIT to retain its REIT qualification if such failure was due to reasonable cause (and not willful neglect) and the REIT pays a $50,000 penalty for each such failure. These new AJCA provisions are effective for tax years beginning after October 22, 2004.

      Other AJCA provisions effective for tax years beginning after October 22, 2004 include provisions (i) expanding the applicable definition of a “hedging transaction” and providing that certain such hedging transactions entered into to reduce interest rate risk on real estate debt will be disregarded for purposes of the REIT income tests; (ii) eliminating a safe harbor from the 100% excise tax on deductions improperly shifted between a REIT and its taxable REIT subsidiary; and (iii) modifying the FIRPTA rules for REITs (these FIRPTA-related modifications are discussed in the “Taxation of Foreign Shareholders” above). Additional AJCA provisions may apply.

Possible Legislative or Other Actions Affecting Tax Consequences

      Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our shares may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions or regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our shares.

State Tax Consequences and Withholding

      We and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of EPR and our shareholders may not conform to the U.S. federal income tax consequences discussed above. Several states in which we may own properties may treat REITs as ordinary corporations. We do not believe, however, that shareholders will be required to file state tax returns, other than in their respective states of residence, as a result of the ownership of shares. However, you should consult your own tax advisor regarding the effect of state and local tax laws on an investment in our shares.

You are advised to consult with your own tax advisor regarding the specific tax consequences to you of the ownership and sale of shares in an entity electing to be taxed as a real estate investment trust, including the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale, and election and of potential changes in applicable tax laws.

UNDERWRITING

      We and the underwriters for this offering named below have entered into an underwriting agreement concerning the Series B Preferred Shares being offered by this prospectus supplement and the accompanying prospectus. The underwriters’ obligations are several and not joint, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of Series B Preferred Shares set forth opposite its name below.

Number of
Underwriters	Shares

Bear, Stearns & Co. Inc.
A.G. Edwards & Sons, Inc.
RBC Dain Rauscher Inc.
Stifel, Nicolaus & Company, Incorporated
Total	2,000,000

      The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the Series B Preferred Shares being offered if any shares are purchased, other than those shares covered by the over-allotment option described below.

      We have granted the underwriters an option to purchase up to 300,000 additional Series B Preferred Shares to be sold in this offering at the public offering price, less the underwriting discounts and commissions described on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any. This option may be exercised, in whole or in part, at any time within the 30-day period after the date of this prospectus supplement. To the extent the option is exercised, the underwriters will be severally committed, subject to certain conditions, to purchase the additional Series B Preferred Shares in proportion to their respective commitments as indicated in the table above.

      The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 300,000 Series B Preferred Shares.

Total

		Without	With
	Per Share	Over-Allotment	Over-Allotment

Underwriting discounts and commissions payable by us	$	$	$

      We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $250,000.

      The underwriters propose to offer the Series B Preferred Shares directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession not to exceed $           per share. The underwriters may allow, and such selected dealers may reallow, a concession not to exceed $           per share. The Series B Preferred Shares will be available for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for purchase of the shares in whole or in part. After the commencement of this offering, the underwriters may change the public offering price and other selling terms.

      We have agreed in the underwriting agreement to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and, where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

      The Series B Preferred Shares are a new issue of securities and, prior to acceptance of the Series B Preferred Shares for listing on the NYSE, there will be no established trading market for the Series B Preferred Shares. We have applied to list the Series B Preferred Shares on the NYSE under the symbol, “EPRPrB.” If this application is approved, we expect trading in the Series B Preferred Shares to commence within a 30-day period after the initial delivery of the Series B Preferred Shares. In order to meet the requirements for listing the Series B Preferred Shares on the NYSE, the underwriters have undertaken to sell (i) Series B Preferred Shares to ensure a minimum of 100 beneficial holders with a minimum of 100,000 Series B Preferred Shares outstanding and (ii) a sufficient number of Series B Preferred Shares so that following this offering, the Series B Preferred Shares have a minimum aggregate market value of $2 million. The underwriters have advised us that they intend to make a market in the Series B Preferred Shares, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series B Preferred Shares.

      In order to facilitate this offering of Series B Preferred Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Series B Preferred Shares in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

      The underwriters may over-allot the Series B Preferred Shares in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in this offering. A short position may involve either “covered” short sales or “naked” short sales. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional Series B Preferred Shares as described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares from us through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series B Preferred Shares in the open market after pricing that could adversely affect investors who purchase in this offering.

      Accordingly, to cover these short sales positions or to stabilize the market price of the Series B Preferred Shares, the underwriters may bid for, and purchase, Series B Preferred Shares in the open market. These transactions may be effected on the NYSE or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our Series B Preferred Shares may have the effect of raising or maintaining the market price of our Series B Preferred Shares or preventing or mitigating a decline in the market price of our Series B Preferred Shares. As a result, the price of the Series B Preferred Shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

      We have agreed, with exceptions, not to offer, sell, contract to sell or otherwise dispose of any Series B Preferred Shares or securities on parity with or senior to the Series B Preferred Shares (as to dividend rights, or rights upon liquidation, dissolution or winding up), including, but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive, any such securities, for a period of 30 days after the date of this prospectus supplement without first obtaining the written consent of Bear, Stearns & Co. Inc.

      From time to time, the underwriters and/or their affiliates have engaged in, and may in the future engage in, investment banking, and other commercial dealings in the ordinary course of business with us for which they have received, and expect to receive, customary fees and commissions for these transactions. An affiliate of RBC Capital Markets, an underwriter in this offering, is a lender under our Bank of America credit facility.

      It is expected that delivery of the Series B Preferred Shares will be made on or about January      , 2005, which will be the                     day following the date of pricing of the Series B Preferred Shares.

LEGAL MATTERS

      Sonnenschein Nath & Rosenthal LLP has issued an opinion regarding the validity of the Series B Preferred Shares offered by this prospectus supplement. In addition, the discussion in “Additional Federal Income Tax Consequences” in this prospectus supplement and “U.S. Federal Income Tax Consequences” in the accompanying prospectus (as amended and supplemented by “Additional Federal Income Tax Consequences” in this prospectus supplement) is based on the tax opinion of Sonnenschein Nath & Rosenthal LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Dechert LLP.

EXPERTS

      Our consolidated financial statements and schedules as of and for the years ended December 31, 2003 and 2002 have been incorporated by reference in this prospectus supplement and the accompanying prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of that firm as experts in accounting and auditing.

      Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements for the year ended December 31, 2001 included in our annual report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus supplement and accompanying prospectus and elsewhere in the registration statement. These financial statements for the year ended December 31, 2001 are incorporated by reference in this prospectus supplement and accompanying prospectus and in the registration statement in reliance on Ernst & Young LLP’s report, given upon their authority as experts in accounting and auditing.

      The audited historical statement of revenues and certain operating expenses of New Roc Associates, L.P. for the year ended December 31, 2002, has been incorporated by reference in this prospectus supplement and accompanying prospectus and in the registration statement in reliance upon the report of BDO Seidman LLP, independent registered public accounting firm, given upon their authority as experts in accounting and auditing.

      The audited historical statements of revenues and certain expenses of Courtney Square Limited Partnership, Oakville Centrum Limited Partnership, Whitby Centrum Limited Partnership and Kanata Centrum Limited Partnership, respectively, for the year ended December 31, 2003, have been incorporated by reference in this prospectus supplement and accompanying prospectus and in the registration statement in reliance on the report of BDO Dunwoody LLP, independent registered public accounting firm, upon the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with those requirements, we file reports and other information with the SEC. The reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can be obtained by mail from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other materials that are filed through the SEC Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. In addition, our common shares and

Series A Preferred Shares are listed on the New York Stock Exchange and we are required to file reports, proxy and information statements and other information with the New York Stock Exchange. These documents can be inspected at the principal office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We have filed with the SEC a registration statement on Form S-3 covering the securities offered by this prospectus supplement. You should be aware that this prospectus supplement does not contain all of the information contained or incorporated by reference in that registration statement and its exhibits and schedules. You may inspect and obtain the registration statement, including exhibits, schedules, reports and other information that we have filed with the SEC, as described in the preceding paragraph. Statements contained in this prospectus supplement concerning the contents of any document we refer you to are not necessarily complete and in each instance we refer you to the applicable document filed with the SEC for more complete information.

PROSPECTUS

$400,000,000

Entertainment Properties Trust

Common Shares, Preferred Shares,

Warrants and Debt Securities

        Entertainment Properties Trust is a self-administered real estate investment trust formed to invest in entertainment-related properties. As of March 1, 2004, EPR’s real estate portfolio was comprised of 49 megaplex movie theatre properties (including three joint venture properties) located in eighteen states and Ontario, Canada, six entertainment retail centers (including one joint venture property) located in Westminster, Colorado, New Rochelle, New York and Ontario, Canada, a water park located in Garland, Texas, and land parcels leased to restaurant and retail operators adjacent to several of our theatre properties.

      To preserve our qualification as a real estate investment trust for U.S. federal income tax purposes and for other purposes, we impose restrictions on ownership of our common and preferred shares. See “Description of Securities” and “U.S. Federal Income Tax Consequences” in this prospectus.

      Through this prospectus, we may periodically offer common shares of beneficial interest, preferred shares of beneficial interest, warrants or debt securities. The maximum aggregate initial public offering price of the securities we may offer through this prospectus will be $400,000,000.

      The securities may be sold directly or through agents, underwriters or dealers. If any agent or underwriter is involved in selling the securities, its name, the applicable purchase price, fee, commission or discount arrangement, and the net proceeds to us from the sale of the securities will be described in a prospectus supplement. See “Plan of Distribution.”

      Our common shares and 9.50% Series A Cumulative Redeemable Preferred Shares (“Series A Preferred Shares”) are traded on the New York Stock Exchange under the ticker symbols EPR and EPR PrA, respectively. The last reported sales price of our common shares on March 12, 2004 was $39.45 per share.

      We have paid regular quarterly dividends to our common and preferred shareholders. See “About EPR” and “Description of Securities.”

       Investing in these securities involves certain risks. See the “Risk Factors” beginning on page 3.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 26, 2004.

i

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement (No. 333-113626) that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf registration” process. Under this shelf process, Entertainment Properties Trust (“we,” “EPR” or the “Company”) may sell any combination of the securities described in this prospectus in one or more offerings up to a maximum aggregate offering amount of $400,000,000.

      This prospectus provides you with a general description of the securities we may offer. Each time we offer and sell securities, we will provide a prospectus supplement that contains specific information about the terms of the offering and the securities offered. The prospectus supplement may also update or change information provided in this prospectus. You should read both this prospectus and the applicable prospectus supplement and the other information described in “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” prior to investing. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

      As a public company with securities listed on the New York Stock Exchange (“NYSE”), we must comply with the Securities Exchange Act of 1934 (“Exchange Act”). This requires that we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements or other information we file at the SEC’s Public Reference Rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information. Copies of these materials may be obtained by mail from the Public Reference Rooms of the SEC. You may also access our SEC filings at the SEC’s Internet website at www.sec.gov. You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      We have filed a registration statement which includes this prospectus plus related exhibits with the SEC under the Securities Act of 1933 (the “Securities Act”). The registration statement contains additional information about EPR and the securities. You may view the registration statement and exhibits on file at the SEC’s website. You may also inspect the registration statement and exhibits without charge at the SEC’s offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information we later file with the SEC, modifies or replaces that information.

      The documents listed below have been filed by EPR under the Exchange Act (File No. 1-13561) and are incorporated by reference in this prospectus:

1. EPR’s annual report on Form 10-K for the year ended December 31, 2003.

2. EPR’s current report on Form 8-K/A dated October 27, 2003 and filed on January 12, 2004, amending EPR’s current report on Form 8-K, dated October 27, 2003 and filed on November 12, 2003, and EPR’s current report on Form 8-K, dated March 1, 2004 and filed on March 15, 2004, as amended by EPR’s current report on Form 8-K/A, dated March 1, 2004 and filed on March 16, 2004.

3. The description of EPR’s common shares of beneficial interest, $.01 par value, contained in EPR’s registration statement on Form 8-A filed November 4, 1997, and the description of such common shares included in EPR’s prospectus included as a part of EPR’s registration statement on Form S-11 (Registration No. 333-35281) in the form in which it was filed on September 10, 1997, as amended from time to time.

4. All documents filed by EPR under Section 13(a), 14 or 15(d) of the Exchange Act after the date of this prospectus (excluding any information furnished pursuant to Item 9 or Item 12 in any current report on Form 8-K) and prior to the termination of the offering of the securities covered by this prospectus. In addition, all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 9 or Item 12 in any current report on Form 8-K) after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such document.

      To obtain a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) please contact us at:

       Investor Relations Department

       Entertainment Properties Trust
       30 W. Pershing Road, Suite 201
       Kansas City, Missouri 64108
       (816) 472-1700/ 1-888-EPR-REIT/ FAX (816) 472-5794
       Email info@eprkc.com

      Our SEC filings are also available from our Internet website at www.eprkc.com.

      As you read these documents, you may find some differences in information from one document to another. If you find differences between the documents and this prospectus, you should rely on the statements made in the most recent document.

      You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone to provide you with information that is different. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement describing those securities. We are only offering the securities in states where the offer is permitted. You should not assume the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the date on the front of these documents.

FORWARD-LOOKING STATEMENTS

      With the exception of historical information, this prospectus and our reports filed under the Exchange Act and incorporated by reference in this prospectus contain forward-looking statements, such as those pertaining to the acquisition and leasing of properties, our capital resources and our results of operations. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of actual events. There is no assurance the events or circumstances reflected in the forward-looking statements will occur. You can identify forward-looking statements by use of words such as “will be,” “intend,” “continue,” “believe,” “may,” “expect,” “hope,” “anticipate,” “goal,” “forecast,” or other comparable terms, or by discussions of strategy, plans or intentions. Forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise. Our actual financial condition, results of operations or business may vary materially from those contemplated by these forward-looking statements and involve various uncertainties, including but not limited to the factors described below under “Risk Factors.” We caution you not to place undue reliance on any forward-looking statements, which reflect our analysis only.

RISK FACTORS

      Before you invest in our securities, you should be aware that purchasing our securities involves various risks, including those described below. You should carefully consider these risk factors, together with the other information in this prospectus and accompanying prospectus supplement, before purchasing our securities.

Risks That May Impact Our Financial Condition or Performance

We could be adversely affected by a tenant’s bankruptcy

      If a tenant becomes bankrupt or insolvent, that could diminish the income we expect from that tenant’s leases. We may not be able to evict a tenant solely because of its bankruptcy. On the other hand, a bankruptcy court might authorize the tenant to terminate its leases with us. If that happens, our claim against the bankrupt tenant for unpaid future rent would be subject to statutory limitations that might be substantially less than the remaining rent owed under the leases. In addition, any claim we have for unpaid past rent would likely not be paid in full.

      The development of megaplex movie theatres has rendered many older multiplex theatres obsolete. To the extent our tenants own a substantial number of multiplexes, they have been, or may in the future be, required to take significant charges against earnings resulting from the impairment of those assets. Megaplex theatre operators have also been and may in the future be adversely affected by any overbuilding of megaplex theatres in their markets and the cost of financing, building and leasing megaplex theatres. Two of our tenants, Edwards Theatre Circuits, Inc. (now part of Regal Entertainment Group), which operates two of our theatres, and Loews Cineplex Entertainment, which operates two of our theatres, have filed for, and emerged from, bankruptcy reorganization. We did not incur any significant expenses or loss of revenue as a result of those bankruptcy reorganizations.

Operating risks in the entertainment industry may affect the ability of our tenants to perform under their leases

      The ability of our tenants to operate successfully in the entertainment industry and remain current on their lease obligations depends on a number of factors, including the availability and popularity of motion pictures, the performance of those pictures in tenants’ markets, the allocation of popular pictures to tenants and the terms on which the pictures are licensed. Neither we nor our tenants control the operations of motion picture distributors. Megaplex theatres represent a greater capital investment, and generate higher rents, than the previous generation of multiplex theatres. For this reason, the ability of our tenants to operate profitably and perform under their leases could be dependent on their ability to generate higher revenues per screen than multiplex theatres typically produce.

      The success of “out-of-home” entertainment venues such as megaplex theatres and entertainment retail centers also depends on general economic conditions and the willingness of consumers to spend time and money on out-of-home entertainment.

A single tenant represents a substantial portion of our lease revenues

      As of March 1, 2004, approximately 65% of our megaplex theatre properties were leased to American Multi-Cinema, Inc. (“AMC”), a subsidiary of AMC Entertainment, Inc. (“AMCE”) and one of the nation’s largest movie exhibition companies. AMCE has guaranteed AMC’s performance under the leases. We have diversified and expect to continue to diversify our real estate portfolio by entering into lease transactions with a number of other leading theatre operators and acquiring other types of entertainment-related properties. Nevertheless, our revenues and our continuing ability to pay shareholder dividends and interest on any debt securities we may offer are currently substantially dependent on AMC’s performance under its leases and AMCE’s performance under its guaranty.

      It is also possible, although not verifiable, that some theatre operators may be reluctant to lease from us because of our strong relationship with AMC. We believe AMC occupies a strong position in the industry and we intend to continue acquiring and leasing back AMC theatres. However, if for any reason AMC failed to perform under its lease obligations and AMCE did not perform under its guaranty, we could be required to reduce or suspend our shareholder dividends and any debt security interest payments, and may not have sufficient funds to support operations, until substitute tenants are obtained. If that happened, we cannot predict when or whether we could obtain substitute quality tenants on acceptable terms.

There is risk in using debt to fund property acquisitions

      We have used leverage to acquire properties and expect to continue to do so in the future. Although the use of leverage is common in the real estate industry, our use of debt to acquire properties does expose us to some risks. If a significant number of our tenants fail to make their lease payments and we don’t have sufficient cash to pay principal and interest on the debt, we could default on our debt obligations. Our debt financing is secured by mortgages on our properties. If we fail to make our mortgage payments, the lenders could declare a default and foreclose on those properties.

A portion of our secured debt has “hyper-amortization” provisions which may require us to refinance the debt or sell the properties securing the debt prior to maturity

      As of December 31, 2003, we had approximately $98.1 million outstanding under a single secured mortgage loan agreement that contains a “hyper-amortization” feature, in which the principal payment schedule is rapidly accelerated, and our principal payments are substantially increased, if we fail to pay the balance on the anticipated prepayment date of July 11, 2008. We undertook this debt on the assumption that we can refinance the debt prior to the hyper-amortization payments becoming due. If we cannot obtain acceptable refinancing at the appropriate time, the hyper-amortization payments will require substantially all of the revenues from those properties securing the debt to be applied to the debt repayment, which would substantially reduce our common share dividend rate and could adversely affect our financial condition and liquidity.

We must obtain new financing in order to grow

      As a REIT, we are required to distribute at least 90% of our net income to shareholders in the form of dividends. This means we are limited in our ability to use internal capital to acquire properties and must continually raise new capital in order to continue to grow and diversify our real estate portfolio. Our ability to raise new capital depends in part on factors beyond our control, including conditions in equity and credit markets, conditions in the cinema exhibition industry and the performance of real estate investment trusts generally. We continually consider and evaluate a variety of potential transactions to raise additional capital, but we cannot assure that attractive alternatives will always be available to us, nor that our common share price will increase or remain at a level that will permit us to continue to raise equity capital privately or publicly.

If we fail to qualify as a REIT we would be taxed as a corporation, which would substantially reduce funds available for payment of dividends to our shareholders

      If we fail to qualify as a REIT for U.S. federal income tax purposes, we will be taxed as a corporation. We are organized and believe we qualify as a REIT, and intend to operate in a manner that will allow us to continue to qualify as a REIT. However, we cannot assure you that we will remain qualified in the future. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code on which there are only limited judicial and administrative interpretations, and depends on facts and circumstances not entirely within our control. In addition, future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws, the application of the tax laws to our qualification as a REIT or the U.S. federal income tax consequences of that qualification.

      If we fail to qualify as a REIT we will face tax consequences that will substantially reduce the funds available for payment of dividends:

•	We would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates

•	We could be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes

•	Unless we are entitled to relief under statutory provisions, we could not elect to be treated as a REIT for four taxable years following the year in which we were disqualified

      In addition, if we fail to qualify as a REIT, we will no longer be required to pay dividends on our common shares. As a result of these factors, our failure to qualify as a REIT could adversely affect the market price for our shares.

Our development financing arrangements expose us to funding and purchase risks

      Our ability to meet our construction financing obligations which we may enter into from time to time depends on our ability to obtain equity or debt financing in the required amounts. There is no assurance we can obtain this financing at rates which will lock-in a spread between our cost of capital and the rent payable under the leases to be entered into upon completion of construction. We will be obligated to purchase and lease-back the theatres that are subject to these arrangements at predetermined rates.

Risks That Apply to Our Real Estate Business

There are risks associated with owning and leasing real estate

      Although the terms of our single-tenant leases obligate the tenants to bear substantially all of the costs of operating the properties, investing in real estate involves a number of risks, including:

•	The risk that tenants will not perform under their leases, reducing our income from the leases or requiring us to assume the cost of performing obligations (such as taxes, insurance and maintenance) that are the tenant’s responsibility under a net lease

•	The risk that changes in economic conditions or real estate markets may adversely affect the value of our properties

•	The risk that local conditions (such as oversupply of megaplex theatres or other entertainment-related properties) could adversely affect the value of our properties

•	We may not always be able to lease properties at favorable rates

•	We may not always be able to sell a property when we desire to do so at a favorable price

•	Changes in tax, zoning or other laws could make properties less attractive or less profitable

      If a tenant fails to perform on its lease covenants, that would not excuse us from meeting any mortgage debt obligation secured by the property and could require us to fund reserves in favor of our mortgage lenders, thereby reducing funds available for payment of dividends on our shares and interest payments on any debt securities we may offer. We cannot be assured that tenants will elect to renew their leases when the terms expire. If a tenant does not renew its lease or if a tenant defaults on its lease obligations, there is no assurance we could obtain a substitute tenant on acceptable terms. If we cannot obtain another quality movie exhibitor to lease a megaplex theatre property, we may be required to modify the property for a different use, which may involve a significant capital expenditure and a delay in re-leasing the property.

Some potential losses are not covered by insurance

      Our net leases require the tenants to carry comprehensive liability, casualty, workers’ compensation, extended coverage and rental loss insurance on our properties. We believe the required coverage is of the type, and amount, customarily obtained by an owner of similar properties. We believe all of our properties are adequately insured. However, there are some types of losses, such as catastrophic acts of nature, for which we or our tenants cannot obtain insurance at an acceptable cost. If there is an uninsured loss or a loss in excess of insurance limits, we could lose both the revenues generated by the affected property and the capital we have invested in the property. We would, however, remain obligated to repay any mortgage indebtedness or other obligations related to the property. Since September 11, 2001, the cost of insurance protection against terrorist acts has risen dramatically. There can be no assurance our tenants will be able to obtain terrorism coverage, or that any coverage they do obtain will adequately protect our properties against loss from terrorist attacks.

There are risks involved in joint venture investments

      We may continue to acquire or develop properties in joint ventures with third parties when those transactions appear desirable. We would not own the entire interest in any property acquired by a joint venture. Significant decisions with respect to the ownership, leasing, management or disposition of a joint venture property may require the consent of the joint venture partner. If we have a dispute with a joint venture partner, we may feel it necessary or become obligated to acquire the partner’s interest in the venture. However, we cannot assure you that the price we would have to pay or the timing of the acquisition would be favorable to us. If we own less than a 50% interest in a joint venture, or if the joint venture is jointly controlled, the assets and financial results of the joint venture may not be reportable by us on a consolidated basis, and the liabilities of the joint venture may not be included within the liabilities reported on our consolidated balance sheet. To the extent we owe commitments to, or are dependent on, any such “off-balance sheet” arrangements, or if those arrangements or their properties or leases are subject to material contingencies, our liquidity, financial condition and operating results could be adversely affected by those commitments to off-balance sheet arrangements.

Our multi-tenant properties expose us to additional risks

      Our entertainment retail centers in Westminster, Colorado, New Rochelle, New York and Ontario, Canada and similar properties we may seek to acquire or develop in the future involve risks not typically encountered in the purchase and lease-back of megaplex theatres which are operated by a single tenant. The ownership or development of multi-tenant retail centers exposes us to the risk that a sufficient number of suitable tenants may not be found to enable the center to operate profitably and provide a return to us. Retail centers are also subject to tenant turnover and fluctuations in occupancy rates, which could affect our operating results. Multi-tenant retail centers also expose us to the risk of potential “CAM slippage,” which may occur if common area maintenance fees paid by tenants are exceeded by the actual cost of taxes, insurance and maintenance at the property.

Failure to comply with the Americans with Disabilities Act and other laws could result in substantial costs

      The operators of our U.S. properties must comply with the Americans with Disabilities Act (“ADA”). The ADA requires that public accommodations reasonably accommodate individuals with disabilities and that new construction or alterations be made to commercial facilities to conform to accessibility guidelines. Failure to comply with the ADA can result in injunctions, fines, damage awards to private parties and additional capital expenditures to remedy noncompliance. Our U.S. leases require the tenants to comply with the ADA.

      The operators of our properties are also subject to various other federal, state or provincial and local regulatory requirements. We believe the properties are in material compliance with all applicable regulatory requirements. However, we do not know whether existing requirements will change or whether compliance with future requirements will involve significant unanticipated expenditures. Although these expenditures would be the responsibility of our tenants, if tenants fail to perform these obligations, we may be required to do so.

Potential liability for environmental contamination could result in substantial costs

      Under federal, state and local environmental laws, we may be required to investigate and clean up any release of hazardous or toxic substances or petroleum products at our properties, regardless of our knowledge or actual responsibility, simply because of our current or past ownership of the real estate. If unidentified environmental problems arise, we may have to make substantial payments, which could adversely affect our cash flow and our ability to make distributions to our shareholders. This is so because:

•	As owner we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination

•	The law may impose clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination

•	Even if more than one person is responsible for the contamination, each person who shares legal liability under environmental laws may be held responsible for all of the clean-up costs

•	Governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs

      These costs could be substantial and in extreme cases could exceed the value of the contaminated property. The presence of hazardous substances or petroleum products or the failure to properly remediate contamination may adversely affect our ability to borrow against, sell or lease an affected property. In addition, some environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination.

      Most of our loan agreements require the Company or a subsidiary to indemnify the lender against environmental liabilities. Our leases require the tenants to operate the properties in compliance with environmental laws and to indemnify us against environmental liability arising from the operation of the properties. We believe all of our properties are in material compliance with environmental laws. However, we could be subject to strict liability under environmental laws because we own the properties. There is also a risk that tenants may not satisfy their environmental compliance and indemnification obligations under the leases. Any of these events could substantially increase our cost of operations, require us to fund environmental indemnities in favor of our secured lenders and reduce our ability to service our debt and pay dividends to shareholders.

Real estate investments are relatively non-liquid

      We may desire to sell a property in the future because of changes in market conditions or poor tenant performance or to avail ourselves of other opportunities. We may also be required to sell a property in the future to meet obligations or avoid a loan default. Specialty real estate projects such as megaplex theatres cannot always be sold quickly, and we cannot assure you that we could always obtain a favorable price. We may be required to invest in the restoration or modification of a property before we can sell it.

Risks That May Affect the Market Price of Our Securities

We cannot assure you we will continue paying dividends at historical rates

      Our ability to continue paying dividends on our common shares at historical rates or to increase our common share dividend rate, and our ability to pay preferred share dividends and interest on any debt securities we may offer, will depend on a number of factors, including our financial condition and results of future operations, the performance of lease terms by tenants, provisions in our secured loan covenants, and our ability to acquire, finance and lease additional properties at attractive rates. If we do not maintain or increase our common share dividend rate, that could have an adverse effect on the market price of our common shares and other securities. Our Series A Preferred Shares have a fixed dividend rate which does not increase with any increases in the dividend rate on our common shares. Conversely, payment of dividends on our common shares may be subject to payment in full of the dividends on preferred shares and payment of interest on any debt securities we may offer.

Market interest rates may have an effect on the value of our securities

      One of the factors that investors may consider in deciding whether to buy or sell our securities is our dividend rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our securities or seek securities paying higher dividends or interest.

Market prices for our securities may be affected by perceptions about the financial health or share value of our tenants or the performance of REIT stocks generally.

      To the extent any of our tenants or other movie exhibitors report losses or slower earnings growth, take charges against earnings resulting from the obsolescence of multiplex theatres or enter bankruptcy proceedings, the market price for our securities could be adversely affected. The market price for our securities could also be affected by any weakness in movie exhibitor stocks generally. We believe these trends had an adverse impact on our common share price in 2000 and 2001.

Limits on changes in control may discourage takeover attempts which may be beneficial to our shareholders

      There are a number of provisions in our Declaration of Trust, Maryland law and agreements we have with others which could make it more difficult for a party to make a tender offer for our common shares or complete a takeover of EPR which is not approved by our Board of Trustees. These include:

•	A staggered Board of Trustees that can be increased in number without shareholder approval

•	A limit on beneficial ownership of our shares, which acts as a defense against a hostile takeover or acquisition of a significant or controlling interest, in addition to preserving our REIT status

•	The ability of the Board of Trustees to issue preferred shares, including any preferred shares offered by this prospectus, and to reclassify preferred or common shares, without shareholder approval

•	Limits on the ability of shareholders to remove trustees without cause

•	Requirements for advance notice of shareholder proposals at annual shareholder meetings

•	Provisions of Maryland law restricting business combinations and control share acquisitions not approved by the Board of Trustees

•	Provisions of Maryland law protecting corporations (and by extension REITs) against unsolicited takeovers by limiting the duties of the trustees in unsolicited takeover situations

•	Provisions of Maryland law providing that the trustees are not subject to any higher duty or greater scrutiny than that applied to any other director under Maryland law in transactions relating to the acquisition or potential acquisition of control

•	Provisions of Maryland law creating a statutory presumption that an act of the trustees satisfies the applicable standards of conduct for directors under Maryland law

•	Provisions in secured loan or joint venture agreements putting EPR in default upon a change in control

•	Provisions of employment agreements with our officers calling for forgiveness of share purchase loans upon a hostile change in control

      Any or all of these provisions could delay or prevent a change in control of EPR, even if the change was in our shareholders’ interest or offered a greater return to our shareholders.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 may adversely affect the value of our shares

      On May 28, 2003, the President signed the Jobs and Growth Tax Relief and Reconciliation Act of 2003 into law, which provides favorable income tax rates for certain corporate dividends received by individuals through December 31, 2008. Under this new law, REIT dividends are generally not eligible for the preferential rates applicable to dividends unless the dividends are attributable to income that has been subject to corporate-level tax or are attributable to certain other dividends received by us. As a result, substantially all of the dividends paid on our shares are not expected to qualify for such lower rates. This new law could cause stock in non-REIT corporations to be more attractive to investors than stock in REITs, which may negatively affect the value of, and the market for, our shares.

The market price for our common shares could be adversely affected by any preferred shares, warrants or debt securities we may offer.

      If we offer any additional preferred shares or any warrants or debt securities on terms which are not deemed accretive to our common shareholders, that may adversely affect the market price for our common shares. In addition, the issuance of warrants may create a significant market “overhang” which could be dilutive to our common shareholders and adversely affect our common share price.

Risks of Owning Preferred Shares, Warrants or Debt Securities

There may not be a market for our preferred shares, warrants or debt securities.

      We may or may not apply to list any additional preferred shares or any warrants or debt securities we may offer for trading on the New York Stock Exchange. Only our common shares and Series A Preferred Shares are publicly traded at the current time. We cannot assure you there will be a public market for any additional preferred shares or any warrants or debt securities we may offer in the future.

Holders of our preferred shares may have no voting rights with respect to those shares

      Our Series A Preferred Shares are non-voting, except in certain limited circumstances, and we anticipate that any additional preferred shares we may offer in the future may also be non-voting. For this reason, holders of preferred shares may have no voice in the election of trustees or any other matters submitted to a vote of our common shareholders.

Any preferred shares or debt securities may not be convertible into or exchangeable for common shares.

      We may offer additional preferred shares or debt securities which are not convertible into or exchangeable for common shares. If there is no market for any such preferred shares or debt securities, the holders of those securities may not have the right to exchange them for a security for which there is a market.

If you purchase debt securities, you will be an unsecured creditor behind the holders of our senior debt.

      Any debt securities we may offer will be unsecured obligations of the Company and will be junior in payment to all existing and future mortgage indebtedness of the Company. The holders of any debt securities may have no access to our assets if we default in payment of any interest or principal under the debt securities. All of our existing senior debt is secured by mortgages on our properties, and we anticipate that any additional senior debt we may obtain in the future would also be secured by mortgages. If we liquidate, dissolve or enter bankruptcy proceedings, the holders of our senior secured debt would be entitled to be paid before the holders of any of our debt securities.

Our secured debt covenants may restrict our ability to pay dividends and interest on debt securities.

      Our existing secured debt covenants limit our common share dividend rate to 90% of Funds from Operations (“FFO”). (FFO, a non-GAAP financial measure, is defined as net income (computed in accordance with GAAP), excluding gains and losses from sales of depreciable operating properties, plus depreciation and amortization, and after adjustments for unconsolidated joint ventures and other affiliates. See our annual report on Form 10-K for the year ended December 31, 2003 for a reconciliation of FFO to GAAP Net Income Available to Common Shareholders.) Our secured loan covenants may also restrict us from paying interest on debt securities until principal and interest under the secured loans are paid or provided for.

Warrants may not be “in the money” after they are issued.

      Purchasers of any warrants we may issue will be subject to the risk that our common share price may decrease below the exercise price of the warrants, which would make it uneconomical to exercise the warrants and thus adversely affect the value of the warrants.

ABOUT EPR

Business

      EPR was formed on August 22, 1997 as a Maryland real estate investment trust (“REIT”) to capitalize on opportunities created by the development of destination entertainment and entertainment-related properties, including megaplex movie theatre complexes. We completed an initial public offering of our common shares on November 18, 1997. We are the only publicly-traded REIT formed exclusively to invest in entertainment-related properties.

      EPR is a self-administered REIT. As of March 1, 2004, our real estate portfolio was comprised of 49 megaplex theatre properties (including three joint venture properties) located in eighteen states and Ontario, Canada, six entertainment retail centers (including one joint venture property) located in Westminster, Colorado, New Rochelle, New York and Ontario, Canada, a water park located in Garland, Texas, and land parcels leased to restaurant and retail operators adjacent to several of our theatre properties. Our theatre properties are leased to prominent theatre operators, including AMC, Muvico Entertainment LLC (“Muvico”), Regal Cinemas (“Regal”), Consolidated Theatres (“Consolidated”), Loews Cineplex Entertainment (“Loews”), Rave Motion Pictures (“Rave”), AmStar Cinemas LLC (“AmStar”), Wallace Theatres (“Wallace”) and Crown Theatres (“Crown”).

      As of March 1, 2004, approximately 65% of our megaplex theatre properties were leased to AMC as a result of a series of sale-leaseback transactions pertaining to a number of AMC megaplex theatres, and approximately 63% of our annual lease revenues were derived from rental payments by AMC under these leases.

      We aggregate the financial information of all our properties into one reportable segment because the properties all have similar economic characteristics and provide similar services to similar types and classes of customers.

      Megaplex theatres typically have at least 14 screens with stadium-style seating (seating with elevation between rows to provide unobstructed viewing) and are equipped with amenities that significantly enhance the audio and visual experience of the patron. We believe the development of megaplex theatres has accelerated the obsolescence of many previously existing movie theatres by setting new standards for moviegoers, who, in our experience, have demonstrated their preference for the more attractive surroundings, wider variety of films and superior customer service typical of megaplex theatres (see “Operating risks in the entertainment industry may affect the ability of our tenants to perform under their leases” and “Market prices for our securities may be affected by perceptions about the financial health or share value of our tenants or the performance of REIT stocks generally” under “Risk Factors”).

      We expect the development of megaplex theatres to continue in the United States and abroad for the foreseeable future. With the development of the stadium style megaplex theatre as the preeminent store format for cinema exhibition, the older generation of flat-floor theatres has generally experienced a significant downturn in attendance and performance. As a result of the significant capital commitment involved in building new megaplex theatre properties and the experience and industry relationships of our management, we believe we will continue to have opportunities to provide capital to businesses that seek to develop and operate these properties but would prefer to lease rather than own the properties in order to minimize the impact of real estate ownership on their financial statements. We believe our ability to finance these properties will enable us to continue to grow and diversify our asset base.

Recent Developments

      On October 27, 2003, we acquired the controlling interest in a limited partnership joint venture that owns a 447,000 square foot multi-tenant retail and entertainment complex in New Rochelle, New York called New Roc City. The complex is anchored by an 18-screen Regal Cinemas megaplex theatre and IMAX theatre. Our total acquisition cost was approximately $95 million, consisting of approximately $25 million in cash and approximately $70 million in senior mortgage indebtedness secured by the property. For additional information about the transaction, see our current report on Form 8-K filed with the SEC on November 12, 2003, as amended on January 12, 2004, incorporated by reference herein.

      On March 1, 2004, we acquired three entertainment retail centers in metropolitan Toronto, Canada and one entertainment retail center in Ottawa, Canada with an aggregate value of approximately US$152 million. The centers contain an aggregate of approximately 893,000 square feet of retail and entertainment space and are each anchored by an AMC megaplex theatre. A portion of the purchase price was paid in the form of 747,243 restricted common shares of EPR with an aggregate value of approximately US$27 million (based on an agreed value of US$36.25 per share). We intend to file a registration statement with the SEC to register the shares for resale by the sellers of the properties. For additional information about the acquisitions, see our current report on Form 8-K filed with the SEC on March 15, 2004 incorporated by reference herein.

Business Objectives and Strategies

      Our primary business objective is to continue enhancing shareholder value by achieving predictable and increasing FFO per share through the acquisition of high-quality properties leased to leading entertainment and entertainment-related business operators. We intend to achieve this objective by continuing to execute the Growth Strategies, Operating Strategies and Capitalization Strategies described below.

Growth Strategies

Future Properties

      We intend to continue pursuing acquisitions of high-quality entertainment-related properties from operators with a strong market presence. As a part of our growth strategy, we will consider entering into additional joint ventures with other developers or investors in real estate, developing additional megaplex theatre properties and developing or acquiring additional multi-tenant, entertainment retail centers and single-tenant, out-of-home, location-based entertainment and entertainment-related properties.

Operating Strategies

Lease Risk Minimization

      To avoid initial lease-up risks and produce a predictable income stream, we typically acquire single-tenant properties that are leased under long-term leases. We believe our willingness to make long-term investments in properties offers tenants financial flexibility and allows tenants to allocate capital to their core businesses. Although we will continue to emphasize single-tenant properties, we have acquired and may continue to acquire multi-tenant properties that we believe add value to our shareholders.

     Lease Structure

      We typically structure leases on a triple-net basis under which the tenants bear the principal portion of the financial and operational responsibility for the properties. During each lease term and any renewal periods, the leases typically provide for periodic increases in rent and/or percentage rent based upon a percentage of the tenant’s gross sales over a pre-determined level. In our multi-tenant property leases and some of our theatre leases, we require the tenant to pay a common area maintenance charge to defray its pro rata share of insurance, taxes and common area maintenance costs.

Tenant Relationships

      We intend to continue developing and maintaining long-term working relationships with theatre, retail, restaurant and other entertainment-related business operators and developers by providing capital for multiple properties on a national or regional basis, thereby enhancing efficiency and value to those operators and to the Company.

Portfolio Diversification

      We will endeavor to further diversify our asset base by property type, geographic location and tenant. In pursuing this diversification strategy, we will target theatre, restaurant, retail and other entertainment-related business operators which management views as leaders in their market segments and which have the financial strength to compete effectively and perform under their leases with us.

Capitalization Strategies

Use of Leverage; Debt to Total Capitalization

      We seek to enhance shareholder return through the use of leverage (see “Risk Factors — “There is risk in using debt to fund property acquisitions”). In addition, we have issued and may in the future issue additional equity as circumstances warrant and opportunities to do so become available. We expect to maintain a debt to total capitalization ratio (defined as total debt of the Company as a percentage of shareholders’ equity plus total debt) of approximately 50% to 55%.

Joint Ventures

      We will examine and pursue additional potential joint venture opportunities with institutional investors or developers if they are considered to add value to our shareholders. We may employ higher leverage in joint ventures (see “Risk Factors — There are risks involved in joint venture investments”).

Payment of Regular Distributions

      We have paid and expect to continue paying quarterly dividend distributions to our common and preferred shareholders. Our Series A Preferred Shares have a fixed dividend rate of 9.5%. Among the factors the Board of Trustees considers in setting our common share dividend rate are the applicable REIT rules and regulations that apply to distributions, our results of operations, including FFO per share, and our Cash Available for Distribution (defined as net cash flow available for distribution after payment of operating expenses, debt service, and other obligations). We expect to periodically increase distributions on our common shares as FFO and Cash Available for Distribution increase and as other considerations and factors warrant (see “Risk Factors — We cannot assure you we will continue paying dividends at historical rates”).

PROPERTIES

      The following table lists, as of March 1, 2004, the Company’s properties, their locations, acquisition dates, number of theatre screens, number of seats, gross square footage, and the tenant. Except as otherwise noted, all of the real estate investments listed below are owned or ground leased directly by the Company.

		Acquisition			Building
Property	Location	date	Screens	Seats	(gross sq. ft)	Tenant

Megaplex Theatre Properties
Grand 24(3)	Dallas, TX	11/97	24	5,067	98,175	AMC
Mission Valley 20(1)(3)	San Diego, CA	11/97	20	4,361	84,352	AMC
Promenade 16(3)	Los Angeles, CA	11/97	16	2,860	129,822	AMC
Ontario Mills 30(3)	Los Angeles, CA	11/97	30	5,469	131,534	AMC
Lennox 24(1)(3)	Columbus, OH	11/97	24	4,412	98,261	AMC
West Olive 16(3)	St. Louis, MO	11/97	16	2,817	60,418	AMC
Studio 30(3)	Houston, TX	11/97	30	6,032	136,154	AMC
Huebner Oaks 24(3)	San Antonio, TX	11/97	24	4,400	96,004	AMC
First Colony 24(1)(6)	Houston, TX	11/97	24	5,098	107,690	AMC
Oakview 24(1)(6)(10)	Omaha, NE	11/97	24	5,098	107,402	AMC
Leawood Town Center 20(6)	Kansas City, MO	11/97	20	2,995	75,224	AMC
Gulf Pointe 30(2)(6)	Houston, TX	2/98	30	6,008	130,891	AMC
South Barrington 30(6)	Chicago, IL	3/98	30	6,210	130,891	AMC
Cantera 30(2)(5)	Chicago, IL	3/98	30	6,210	130,757	AMC
Mesquite 30(2)(6)	Dallas, TX	4/98	30	6,008	130,891	AMC
Hampton Town Center 24(6)	Norfolk, VA	6/98	24	5,098	107,396	AMC
Raleigh Grande Cinema 16(4)	Raleigh, NC	8/98	16	2,596	51,450	Consolidated
Pompano 18(4)	Pompano Beach, FL	8/98	18	3,424	73,637	Muvico
Paradise 24(6)	Davie, FL	11/98	24	4,180	96,497	Muvico
Boise Stadium(1)(4)	Boise, ID	12/98	20	4,734	140,300	Edwards
Aliso Viejo 20(6)	Los Angeles, CA	12/98	20	4,352	98,557	Edwards
Westminster 24(7)	Westminster, CO	6/99	24	4,812	107,000	AMC
Woodridge 18(2)(10)	Woodridge, IL	6/99	18	4,405	80,600	Loews
Starlight 20(10)	Tampa, FL	6/99	20	3,928	83,000	Muvico
Palm Promenade 24(10)	San Diego, CA	1/00	24	4,577	88,610	AMC
Crossroads 20(10)	Raleigh, NC	1/00	20	3,936	77,475	Consolidated
Elmwood Palace 20(10)	New Orleans, LA	3/02	20	4,357	90,391	AMC
Clearview Palace 12(10)	New Orleans, LA	3/02	12	2,479	70,000	AMC
Hammond Palace 10(10)	New Orleans, LA	3/02	10	1,531	39,850	AMC
Houma Palace 10(10)	New Orleans, LA	3/02	10	1,871	44,450	AMC
WestBank Palace 16(10)	New Orleans, LA	3/02	16	3,176	71,607	AMC
Olathe Station 30(10)	Kansas City, MO	6/02	30	4,200	125,000	AMC
Forum 30(10)	Detroit, MI	6/02	30	5,041	131,000	AMC
Cherrydale 16(10)	Greenville, SC	6/02	16	2,744	51,450	Consolidated
Livonia 20(10)	Detroit, MI	8/02	20	3,808	78,000	AMC
Hoffman Town Centre 22(10)	Alexandria, VA	10/02	22	4,150	132,903	AMC
Colonel Glenn 18(8)	Little Rock, AR	12/02	18	4,122	79,330	Rave
AmStar Cinema 16(12)	Macon, GA	3/03	16	2,950	66,660	AmStar
Star Southfield 20	Detroit, MI	5/03	20	7,000	110,000	Loews
Southwind 12(12)	Lawrence, KS	6/03	12	2,481	42,497	Wallace
Veterans 24(9)	Tampa, FL	6/03	24	4,580	94,774	AMC
Columbiana Grande 14(12)	Columbia, SC	9/03	14	2,952	55,400	Consolidated
New Roc City 18 and IMAX(11)	New Rochelle, NY	10/03	18	3,240	99,127	Regal
Harbour View Grand 16(12)	Suffolk, VA	11/03	16	3,098	61,500	Consolidated
The Grand 18(12)(13)	Hialeah, FL	12/03	18	4,012	77,400	Crown
Mississauga 16(14)	Toronto, ON	3/04	16	3,856	95,000	AMC
Oakville 24(14)	Toronto, ON	3/04	24	4,772	89,290	AMC

		Acquisition			Building
Property	Location	date	Screens	Seats	(gross sq. ft)	Tenant

Whitby 24(14)	Toronto, ON	3/04	24	4,688	89,290	AMC
Kanata 24(14)	Ottawa, ON	3/04	24	4,764	89,290	AMC

Subtotal			1,031	207,528	4,495,942

Retail, Restaurant and Other Properties
Westminster Promenade(8)	Westminster, CO	10/98	—	—	140,000	Multi-Tenant
Pompano Kmart(8)	Pompano Beach, FL	11/98	—	—	80,540	Kmart
Pompano Restaurant(8)	Pompano Beach, FL	11/98	—	—	5,600	Nickels
On-The-Border(8)	Dallas, TX	1/99	—	—	6,580	Brinkers
Texas Roadhouse(8)	Dallas, TX	1/99	—	—	6,000	TX Roadhouse
Bennigan’s(8)	Houston, TX	5/00	—	—	6,575	S & A
Bennigan’s(8)	Dallas, TX	5/00	—	—	6,575	S & A
Texas Land & Cattle(8)	Houston, TX	5/00	—	—	6,600	Tx.C.C., Inc.
Roadhouse Grill(8)	Atlanta, GA	8/00	—	—	6,850	Roadhouse Grill
Johnnie Carino’s	Dallas, TX	3/03	—	—	6,200	Kona Rest. Group
Star Southfield Center	Detroit, MI	5/03	—	—	51,964	Multi-Tenant
Hawaiian Falls Adventure Water Park	Garland, TX	5/03	—	—		Horizon
Cherrydale Shops	Greenville, SC	6/03	—	—	10,000	Multi-Tenant
New Roc City(11)	New Rochelle, NY	10/03	—	—	447,000	Multi-Tenant
Harbor View Station(12)	Suffolk, VA	11/03	—	—	21,855	Multi-Tenant
Whitby Entertainment Centrum(14)	Toronto, ON	3/04	—	—	222,000	Multi-Tenant
Oakville Entertainment Centrum(14)	Toronto, ON	3/04	—	—	305,900	Multi-Tenant
Mississauga Entertainment Centrum(14)	Toronto, ON	3/04	—	—	285,000	Multi-Tenant
Kanata Entertainment Centrum(14)	Ottawa, ON	3/04	—	—	780,000	Multi-Tenant

Subtotal					2,395,239

Total			1,031	207,528	6,891,181

(1)	Third party ground leased property. Although the Company is the tenant under the ground leases and has assumed responsibility for performing the obligations thereunder, pursuant to the theatre leases, the theatre tenants are responsible for performing the Company’s obligations under the ground leases.

(2)	In addition to the theatre property itself, the Company has acquired land parcels adjacent to the theatre property, which the Company has or intends to ground lease or sell to restaurant or other entertainment themed operators.

(3)	Property is included as security for a $105 million mortgage facility.

(4)	Property is included as security for a $20 million mortgage facility.

(5)	Property is included in the Atlantic-EPR I joint venture.

(6)	Property is included as security for a $125 million mortgage facility.

(7)	Property is included as security for a $17 million mortgage.

(8)	Property is included as security for a $75 million mortgage facility.

(9)	Property is included as security for a $14.7 million mortgage facility.

(10)	Property is included as security for $155.5 million in commercial mortgage pass-through certificates.

(11)	Property is included in a joint venture and as security for a $66 million mortgage facility and a $4 million credit facility.

(12)	Property is included as security for a $50 million mortgage facility.

(13)	We own the ground on which the theatre is constructed and have entered into a ground lease with the theatre operator.

(14)	Property is included as security for a $97 million mortgage facility.

Office Location

      Our executive office is located in Kansas City, Missouri and is leased from a third party landlord. The office occupies approximately 10,960 square feet with annual rentals of $192,000. The lease expires in December 2009.

Tenants and Leases

      As of March 1, 2004, our existing megaplex theatre leases provided for aggregate annual rentals of approximately $95.7 million (on a consolidated basis, excluding two unconsolidated joint venture properties), or an average annual rental of approximately $2 million per property. The leases are typically triple-net leases that require the tenant to pay substantially all expenses associated with the operation of the properties, including taxes, other governmental charges, insurance, utilities, service, maintenance and any ground lease payments. As of March 1, 2004, our existing retail and other leases provided for aggregate annual rentals of approximately $16.8 million (on a consolidated basis, including joint venture properties), or an average annual rental of approximately $148,600 per property.

USE OF PROCEEDS

      Unless otherwise indicated in the applicable prospectus supplement, EPR intends to use the net proceeds from any sale of common shares, preferred shares, warrants or debt securities for general corporate purposes, including the acquisition of properties and/or repayment of debt. Further details relating to the use of net proceeds of any specific offering will be described in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED SHARE DIVIDENDS

      The following table describes the ratios of earnings to fixed charges and preferred share dividends of EPR.

      For the purpose of calculating the ratios:

      Earnings are computed by adding

•	pretax income from continuing operations before adjustment for income from unconsolidated joint venture(s), plus

•	fixed charges, plus

•	amortization of capitalized interest, plus

•	distributed income from unconsolidated joint venture(s), and subtracting

•	interest capitalized

      Fixed charges include

•	interest on all debt, expensed and capitalized

•	amortized premiums, discounts and capitalized expenses related to indebtedness

•	an estimate of the interest component of rental expense

      For purposes of calculating the ratio of earnings to combined fixed charges and preferred share dividends, preferred share dividends include the amount of pre-tax earnings required to pay the dividends on any outstanding preferred shares.

	Years Ended December 31

	1999	2000	2001	2002	2003

Ratio of earnings to fixed charges and preferred share dividends	2.6	2.2	2.0	1.9	1.8

      The following computations were made in preparing this table:

	Years Ended December 31

	1999	2000	2001	2002	2003

Fixed charges
Net interest expense	$13,278	$18,909	$20,334	$24,475	$30,570
Add: preference security dividend in consolidated subsidiary	—	—	—	1,195	1,555
					—
Add: interest income	160	247	268	705	891
Add: capitalized interest	476	664	881	961	832
Add: preferred dividends	—	—	—	3,225	5,463

Total fixed charges	$13,914	$19,820	$21,483	$30,561	$39,311

Earnings
Pretax income before minority interest and joint venture income	$22,880	$22,068	$21,377	$30,933	$38,748
Add: fixed charges	13,914	19,820	21,483	30,561	39,311
Add: cash distributions from joint venture	411	1,442	1,848	1,735	486
Subtract: capitalized interest	(476)	(664)	(881)	(961)	(832)
Subtract: preference security dividend in consolidated subsidiary	—	—	—	(1,195)	(1,555)
Subtract: preferred dividends	—	—	—	(3,225)	(5,463)

Total earnings	$36,729	$42,666	$43,827	$57,848	$70,695

U.S. FEDERAL INCOME TAX CONSEQUENCES

      The following summary of certain material U.S. federal income tax consequences is based on current law and does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, financial institutions and broker-dealers) subject to special treatment under U.S. federal income tax laws.

      You should consult your own tax advisor regarding the specific tax consequences of the purchase, ownership and sale of shares.

      We believe we have operated in a manner that permits EPR to satisfy the requirements for qualification and taxation as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”). We intend to continue to satisfy those requirements. No assurance can be given, however, that these requirements will be met.

      The provisions of the Code and the Treasury Regulations thereunder relating to qualification and operation as a REIT are highly technical and complex. The following describes certain material aspects of the laws that govern the U.S. federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, rules and Treasury Regulations thereunder, and administrative and judicial interpretations thereof.

      In the opinion of Sonnenschein Nath & Rosenthal LLP, the Company is organized in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes, and its current method of operation has enabled and will continue to enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based solely on information and representations made by our management. Moreover, our qualification and taxation as a REIT depend upon our ability to meet, through actual annual operating results, distribution levels and diversity of share ownership, and various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Sonnenschein Nath & Rosenthal LLP. Accordingly, no assurance can be given by counsel or the Company that the actual results of our operations for any particular taxable year will satisfy these requirements (see “Failure to Qualify”). Sonnenschein Nath & Rosenthal LLP will not review our compliance with these tests, and has not undertaken to update its opinion subsequent to the date of this prospectus.

      In brief, if certain detailed conditions imposed by the REIT provisions of the Code are satisfied, entities such as EPR that invest primarily in real estate and that otherwise would be treated for U.S. federal income tax purposes as corporations are generally not taxed at the corporate level on their “REIT Taxable Income” (generally the REIT’s taxable income adjusted for, among other things, the disallowance of the dividends-received deduction generally available to corporations) that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investing in corporations.

      If EPR fails to qualify as a REIT in any year, we will be subject to U.S. federal income tax as if we were a domestic corporation, and our shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, EPR could be subject to potentially significant tax liabilities and the amount of cash available for distribution to our shareholders could be reduced.

Taxation of the Company

General

      In any year in which EPR qualifies as a REIT, in general, we will not be subject to U.S. federal income tax on that portion of our net income that we distribute to shareholders. However, EPR will be subject to U.S. federal income tax in these regards: (1) EPR will be taxed at regular corporate rates on any undistributed REIT Taxable Income, including undistributed net capital gains (however, a REIT can elect to “pass through” any of its taxes paid on its undistributed net capital gain to its shareholders on a pro rata basis), (2) under certain circumstances, EPR may be subject to the “alternative minimum tax” on any items of tax preference, (3) if EPR has: (i) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business; or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income, (4) if EPR has net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than (i) foreclosure property, and (ii) property held for at least four years, meeting certain additional requirements), such income will be subject to a 100% tax, (5) if EPR fails to satisfy the 75% gross income test or a 90% gross income threshold (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which EPR fails the 75% gross income test or the 95% gross income test, multiplied by (b) a fraction intended to reflect EPR’s profitability, (6) if EPR fails to distribute during each calendar year at least the sum of: (i) 85% of our ordinary income for that year; (ii) 95% of our capital gain net income for that year; and (iii) any undistributed taxable income from prior periods, EPR would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed, (7) if EPR acquires any asset from a C corporation (generally, a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in EPR’s hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation and no election is made for any gains on such transaction to be taxed currently, and EPR recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which that asset was acquired by EPR, then, to the extent of any built-in gain at the time of acquisition, such gain will be subject to tax at the highest regular corporate rate, (8) if EPR has certain redetermined rents, deductions and excess interest between itself and a taxable REIT subsidiary, a 100% tax could apply to such amounts, and (9) a 35% tax could apply to any excess inclusions allocable to any disqualified entities that hold interests in EPR.

Requirements for Qualification

      The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons (the “100 person test”), (6) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code) at any time during the last half of each taxable year (the “closely-held test”), (7) which has elected to be treated as a REIT, and (8) which meets certain other tests, described below, regarding distributions and the nature of its income and assets. The Code provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) did not apply until after the first taxable year for which an election was made by EPR to be taxed as a REIT. A REIT’s failure to satisfy condition (6) during a taxable year will not result in its disqualification as a REIT under the Code for that taxable year as long as (i) the REIT satisfies the shareholder demand statement requirements described in the succeeding paragraph and (ii) the REIT did not know, or exercising reasonable diligence, would not have known, whether it had failed condition (6). A REIT must also report its income for U.S. federal income tax purposes based on the calendar year.

      In order to assist EPR in complying with the 100 person test and the closely-held test, and for certain non-tax purposes, we have placed certain restrictions on the transfer of our shares to prevent further concentration of share ownership (See “Description of Securities”). To evidence compliance with these requirements, we must maintain records which disclose the actual ownership of our outstanding shares. In fulfilling our obligations to maintain records, we must demand written statements each year from the record holders of designated percentages of our shares disclosing the actual owners of the shares. A list of those persons failing or refusing to comply with such demand must be maintained as part of EPR’s records. A shareholder failing or refusing to comply with EPR’s written demand must submit with his or her tax returns a similar statement disclosing the actual ownership of shares and certain other information. EPR’s Declaration of Trust imposes restrictions on the transfer of shares that are intended to assist EPR in continuing to satisfy the share ownership requirements, among other purposes.

      Although EPR intends to satisfy the shareholder demand letter rules described in the preceding paragraph, our failure to satisfy these requirements may result in the imposition of IRS penalties.

      In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of a partnership shall retain the same character in the hands of a partner qualifying as a REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests described below.

Asset Tests

      At the close of each quarter of EPR’s taxable year, EPR must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of EPR’s total assets must be represented by (1) interests in real property, (2) interests in mortgages on real property, (3) shares in other REIT’s, (4) cash, (5) cash items (including receivables arising in the ordinary course of the REIT’s business) and (6) government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by EPR for the one-year period beginning on the date of receipt of such new capital). Second, (a) not more than 25% of the value of a REIT’s total assets can consist of securities except for items described in paragraphs (1) through (6), (b) not more than 20% of the value of a REIT’s total assets can be represented by securities of one or more taxable REIT subsidiaries, and (c) except with respect to taxable REIT subsidiaries and the securities previously mentioned in paragraphs (1) through (6), (i) not more than 5% of the value of the REIT’s total assets can consist of securities of any one issuer, (ii) the REIT cannot hold securities having a value of more than 10% of the total voting power of the outstanding securities of any one issuer and (iii) the REIT cannot hold securities having a value of more than 10% of the total value of the outstanding securities of any one issuer. For purposes of the requirements of paragraph (iii), certain “straight debt” obligations may be disregarded if certain requirements are met. EPR may own “qualified REIT subsidiaries,” which are, in general, corporate subsidiaries 100% owned by a REIT which do not elect to be treated as a taxable REIT subsidiary. All assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as owned and realized directly by EPR. For purposes of the asset requirements, the securities of a qualified REIT subsidiary will be ignored.

      A taxable REIT subsidiary is generally any corporation the stock of which is owned in whole or in part by a REIT and with respect to which both the REIT and the subsidiary elect that it be taxed as a taxable REIT subsidiary.

Gross Income Tests

      There are two separate percentage tests relating to the sources of EPR’s gross income which must be satisfied for each taxable year.

      The 75% Test. At least 75% of EPR’s gross income for each taxable year must be “qualifying income.” Qualifying income generally includes (i) “rents from real property” (except as modified below), (ii) interest on obligations collateralized by mortgages on, or interests in, real property, (iii) gain from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of EPR’s trade or business (“dealer property”), (iv) dividends or other distributions on shares in other REITs, as well as gain from the sale of those shares, (v) abatements and refunds of real property taxes, (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property (“foreclosure property”), (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property, (viii) “qualified temporary investment income,” and (ix) gain from the sale or other disposition of a real estate asset which is not a prohibited transaction.

      In addition, rents received from a tenant generally will not qualify as rents from real property in satisfying the 75% test (or the 95% test described below) if EPR, or an owner of 10% or more of EPR, directly or constructively owns 10% or more of the voting power or value of that tenant, if that tenant is a corporation, or 10% or more of the assets or net profits of the tenant, if the tenant is not a corporation (a “related party tenant”). In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease on a fair market value basis, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, any amount received or accrued, directly or indirectly, generally will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage of receipts or sales. Finally, for rents received to qualify as rents from real property, EPR generally must not operate or manage the property or furnish or render services to tenants, other than through an “independent contractor” from whom EPR does not derive or receive any income, or through a taxable REIT subsidiary. The “independent contractor” requirement, however, does not apply to the extent the services provided by EPR are “usually or customarily rendered” in connection with the rental of space for occupancy only, and are not otherwise considered “rendered to the occupant.” For both the related party tenant rules and determining whether an entity qualifies as an independent contractor, certain attribution rules of the Code apply, pursuant to which shares held by one entity are deemed held by another.

      Amounts paid to a REIT by a taxable REIT subsidiary as rent will not be excluded from rents from real property if at least 90% of the leased space of the property is rented to persons other than the taxable REIT subsidiary of such REIT and other than persons that are considered related under Section 856(d)(2)(B) of the Code and the amount paid is substantially comparable to rents paid by other tenants of the REIT’s property for comparable space.

      The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of EPR’s gross income for each taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends and interest on any obligation not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. Furthermore, income earned on interest rate swaps and caps entered into as liability hedges against indebtedness incurred to acquire or carry a property qualify for the 95% test (but not the 75% test). In certain cases, Treasury Regulations treat a debt instrument and a liability hedge as a synthetic debt instrument for all purposes of the Code. If a liability hedge entered into by a REIT is subject to these rules, income earned thereon will operate to reduce its interest expense, and, therefore such income will not affect the REIT’s compliance with either the 75% or 95% tests.

      Even if EPR fails to satisfy one or both of the 75% or 95% tests for any taxable year, it may still qualify as a REIT for that year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if (i) EPR’s failure to comply was due to reasonable cause and not to willful neglect, (ii) EPR reports the nature and amount of each item of its income included in the 75% and 95% tests on a schedule attached to its tax return, and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances EPR would be entitled to the benefit of these relief provisions. If these relief provisions apply, EPR will, as discussed above, still be subject to a special tax upon the greater of the amount by which it fails either the 75% test or 90% threshold for that year.

Annual Distribution Requirements

      In order to qualify as a REIT, we are required to make distributions (other than capital gain distributions) to our shareholders each year in an amount at least equal to (A) the sum of (i) 90% of EPR’s REIT Taxable Income (computed before deductions for dividends paid and excluding net capital gain), and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular distribution payment after such declaration. To the extent we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT Taxable Income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. (However, a REIT can elect to “pass through” any of its taxes paid on its undistributed net capital gain to its shareholders on a pro rata basis). Furthermore, if the REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its net capital gain for that year, and (iii) any undistributed taxable income from prior periods, the REIT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. For these purposes, dividends declared to shareholders of record in October, November or December of one calendar year and paid by January 31 of the following calendar year are deemed paid as of December 31 of the initial calendar year.

      We believe that we have made and will make timely distributions sufficient to satisfy the annual distribution requirements. It is possible that in the future we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT Taxable Income on the other hand. Further, it is possible that from time to time, we may be allocated a share of net capital gain attributable to any depreciated property we sell that exceeds our allocable share of cash attributable to that sale. To avoid any problem with the 90% distribution requirement, we will closely monitor the relationship between our REIT Taxable Income and cash flow and, if necessary, will borrow funds in order to satisfy the distribution requirement (See “Risk Factors”).

      If it is “determined” that we failed to meet the 90% distribution requirement as a result of an “adjustment” to our tax return by the IRS, we may retroactively cure the failure by paying a “deficiency dividend” (plus applicable penalties and interest) within a specified period.

Failure to Qualify

      If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, nor will they be required to be made. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate shareholders may be eligible for the dividends-received deduction. In addition, individual shareholders would be taxable on such dividends at a current tax rate of 15%. Unless entitled to relief under specific statutory provisions, we (and any successor of us) will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether we would be entitled to such statutory relief.

Recent Tax Legislation

      On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which reduces the maximum tax rate for both dividends and long-term capital gains to 15% for most non-corporate taxpayers. Because we generally are not subject to U.S. federal income tax on the portion of our REIT Taxable Income or capital gains distributed to our shareholders, our dividends generally are not eligible for the reduced rate and will continue to be taxed at the higher tax rates applicable to ordinary income. However, the new 15% rate does apply to (i) long-term capital gains, if any, recognized on the disposition of our shares; (ii) our dividends designated as long-term capital gain dividends (except to the extent attributable to (a) real estate depreciation, in which case such distributions continue to be subject to tax at a 25% rate), and (b) collectibles and certain small business stock, in which case such distributions continue to be subject to tax at a 28% rate); (iii) our dividends to the extent attributable to dividends received by us from any non-REIT corporations, such as taxable REIT subsidiaries, if applicable; and (iv) our dividends to the extent attributable to income upon which we have paid corporate income tax (for example, if we distribute taxable income that we retained and paid tax on in the prior year).

      The dividend and capital gains rate reductions provided in the Jobs and Growth Tax Relief Reconciliation Act of 2003 generally are effective for taxable years ending on or after May 6, 2003, except that the reductions do not apply to taxable years beginning after December 31, 2008. Absent future legislation, the maximum tax rate on long-term capital gains will return to 20% for taxable years beginning in 2009, and the maximum tax rate on dividends paid to individuals will increase to 35% in 2009 and 39.6% in 2011.

Taxation of Shareholders

Taxation of Taxable Domestic Shareholders

      As used herein, the term “U.S. Shareholder” means a holder of shares who (for U.S. federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof (except, in the case of a partnership, the Treasury provides otherwise by regulations), (iii) is an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) is a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      As long as EPR qualifies as a REIT, distributions made out of our current or accumulated earnings and profits (and not designated as capital gain dividends) will generally constitute dividends taxable to our taxable corporate U.S. Shareholders as ordinary income taxed at a maximum rate of 35% and such U.S. Shareholders will not be eligible for the dividends received deduction otherwise available with respect to dividends received by corporate U.S. Shareholders. It is not likely that a significant amount of our dividends paid to individual U.S. Shareholders will constitute “qualified dividend income” eligible for the current reduced tax rate of 15%. Dividends received from a REIT generally are treated as “qualified dividend income” eligible for the reduced tax rate to the extent that the REIT has received “qualified dividend income” from other non-REIT corporations, such as taxable REIT subsidiaries. In addition, if a REIT pays U.S. federal income tax on its undistributed net taxable income or on certain gains from the disposition of assets acquired from C corporations, the excess of the income subject to tax over the taxes paid will be treated as “qualified dividend income” in the subsequent taxable year.

      Distributions made by EPR that are properly designated as capital gain dividends will be taxable to U.S. Shareholders as gains (to the extent they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time EPR held the assets which produced the gains, and on certain designations, if any, which may be made by EPR, such gains may be taxable to noncorporate U.S. Shareholders at a 15% or 25% rate, without regard to the period for which the U.S. Shareholder has held the shares. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent EPR makes distributions (not designated as capital gain dividends) in excess of our current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Shareholder, reducing the adjusted basis which such U.S. Shareholder has in his shares for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Shareholder’s adjusted basis in his shares taxable as capital gain, (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends declared by EPR in October, November or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by EPR and received by the shareholder on December 31st of that year, provided the dividend is actually paid by EPR on or before January 31st of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of EPR.

      Distributions made by EPR and gain arising from the sale or exchange by a U.S. Shareholder of shares will not be treated as passive activity income, and, as a result, U.S. Shareholders generally will not be able to apply any “passive losses” against such income or gain. Distributions made by EPR (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of shares and certain qualifying dividends (or distributions treated as such), will not be treated as investment income under certain circumstances.

      Upon any sale or other disposition of shares, a U.S. Shareholder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition, and (ii) the holder’s adjusted basis in the shares for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Shareholder as a capital asset and, with respect to a non-corporate U.S. Shareholder, will be long-term gain or loss if the shares have been held for more than one year at the time of disposition. In general, any loss recognized by a U.S. Shareholder upon the sale or other disposition of shares that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of capital gain dividends received by such U.S. Shareholder from EPR which were required to be treated as long-term capital gains.

Backup Withholding

      EPR will report to our domestic shareholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any from those dividends. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate equal to the fourth lowest rate of tax under Section 1(c) of the Code (which is currently 28%) with respect to dividends paid and redemption proceeds unless the shareholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Notwithstanding the foregoing, EPR will institute backup withholding with respect to a shareholder when instructed to do so by the IRS. A shareholder that does not provide EPR with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s U.S. federal income tax liability.

Taxation of Tax-Exempt Shareholders

      The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees’ pension trust do not constitute unrelated business taxable income (“UBTI”). Revenue rulings, however, are interpretive in nature and are subject to revocation or modification by the IRS. Based upon the ruling and the analysis therein, distributions by EPR to a shareholder that is a tax-exempt entity should not constitute UBTI, provided the tax exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Code, and that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, REITs generally treat the beneficiaries of qualified pension trusts as the beneficial owners of REIT shares owned by such pension trusts for purposes of determining if more than 50% of the REIT’s shares are owned by five or fewer individuals. However, if a pension trust owns more than 10% of the REIT’s shares (by value), it can be subject to UBTI on all or a portion of REIT dividends made to it, if the REIT is treated as a “pension-held REIT.” A pension-held REIT is any REIT if more than 25% (by value) of its shares are owned by at least one pension trust, or one or more pension trusts, each of whom owns more than 10% (by value) of such shares, and in the aggregate, such pension trusts own more than 50% (by value) of its shares. EPR does not expect to be treated as a “pension-held REIT.” However, because our common shares are publicly traded, no assurance can be given in this regard.

      For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income tax under Section 501(c)(7), (9), (17) and (20) of the Code, respectively, income from an investment in EPR will constitute UBTI. However, income from an investment in EPR will not constitute UBTI for voluntary employee benefit associations, supplemental unemployment trusts and qualified group legal services plans if the organization is able to deduct amounts “set aside” or placed in reserve for certain purposes so as to offset the UBTI generated by its investment in EPR. Such prospective shareholders should consult with their own tax advisors concerning these “set aside” and reserve requirements.

Taxation of Non-U.S. Shareholders

      The rules governing U.S. federal income taxation of the ownership and disposition of shares by persons who are not U.S. Shareholders (“Non-U.S. Shareholders”) are complex and no attempt is made in this prospectus to provide more than a summary of these rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state, local and any foreign income tax laws with regard to an investment in EPR, including any reporting requirements.

      Distributions that are not attributable to gain from sales or exchanges by EPR of “United States real property interests” (“USRPIs”), as defined in the Code, and not designated by EPR as capital gain dividends will be treated as dividends of ordinary income to the extent they are made out of current or accumulated earnings and profits of EPR. Unless such distributions are effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), the gross amount of the distributions will ordinarily be subject to U.S. withholding tax at a 30% or lower treaty rate, if applicable. In general, Non-U.S. Shareholders will not be considered engaged in a U.S. trade or business (or, in the case of an income tax treaty, as having a U.S. permanent establishment) solely by reason of their ownership of shares. If income on shares is treated as effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), the Non-U.S. Shareholder generally will be subject to tax in the same manner as U.S. Shareholders are taxed with respect to such distributions (and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation). EPR expects to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions of ordinary income made to a Non-U.S. Shareholder unless the Non-U.S. Shareholder provides us with a (i) properly executed IRS Form W-8 BEN claiming an exemption from or reduction in the rate of withholding under the benefit of a tax treaty, or (ii) IRS Form W-8 ECI claiming that the distribution is not subject to withholding tax because it is effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder).

      Unless the shares constitute USRPIs, distributions in excess of current and accumulated earnings and profits of EPR will not be taxable to a shareholder to the extent such distributions do not exceed the adjusted basis of the shareholder’s shares but rather will reduce the adjusted basis of the shares. To the extent such distributions exceed the adjusted basis of a Non-U.S. Shareholder’s shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a distribution is made whether or not the distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. If, however, shares are treated as USRPIs, then unless otherwise treated as a dividend for withholding tax purposes as described below, any distributions in excess of current or accumulated earnings and profits will generally be subject to 10% withholding and, to the extent such distributions also exceed the adjusted basis of a Non-U.S. Shareholder’s shares, they will also give rise to gain from the sale or exchange of the shares, the tax treatment of which is described below.

      Distributions that are designated by EPR at the time of distribution as capital gain dividends (other than those arising from the disposition of a USRPI) generally will not be subject to taxation, unless (i) investment in the shares is effectively connected with the Non-U.S. Shareholder’s U.S. trade or business (or, if an income tax treaty applies, it is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain (except that a Shareholder that is a foreign corporation may also be subject to the 30% branch profits tax), or (ii) the Non-U.S. Shareholder is a non-resident alien individual who was present in the U.S. for 183 days or more during the taxable year and either has a “tax home” in the U.S. or sold his shares under circumstances in which the sale was attributable to a U.S. office, in which case the non-resident alien individual will be subject to a 30% tax on the individual’s capital gains.

      For each year in which EPR qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by EPR of USRPIs (“USRPI Capital Gains”), such as properties beneficially owned by EPR, will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, such distributions are taxed to a Non-U.S. Shareholder as gain effectively connected with a U.S. trade or business regardless of whether such dividends are designated as capital gain dividends. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. Shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) on such distributions. Also, distributions of USRPI Capital Gains may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption or rate reduction. EPR is required by applicable Treasury Regulations to withhold a portion of any distribution consisting of USRPI Capital Gains at a current rate of 35%. This amount may be creditable against the Non-U.S. Shareholder’s FIRPTA tax liability.

      Gain recognized by a Non-U.S. Shareholder upon a sale of shares will generally not be taxed under FIRPTA if the shares do not constitute a USRPI. Shares will not be considered a USRPI if EPR is a “domestically controlled REIT,” or if the shares are part of a class that is regularly traded on an established securities market and the holder owned 5% or less of the class sold during a specified testing period. A “domestically controlled REIT” is defined generally as a real estate investment trust in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. EPR believes that it is a “domestically controlled REIT,” and therefore the sale of shares will not be subject to taxation under FIRPTA. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the shares may be required to withhold 10% of the purchase price and remit such amount to the IRS. However, since our common shares and Series A Preferred Shares are publicly traded, no assurance can be given in this regard.

      Gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the shares is effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

      If the proceeds of a disposition of shares are paid by or through a U.S. office of a broker, the payment is subject to information reporting and backup withholding unless the disposing Non-U.S. Shareholder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the U.S. if (i) the payment is made through an office outside the U.S. of a broker that is either (a) a U.S. person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., (c) a “controlled foreign corporation” for U.S. federal income tax purposes, or (d) a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business, and (ii) the broker fails to obtain documentary evidence that the shareholder is a Non-U.S. Shareholder and that certain conditions are met or that the Non-U.S. Shareholder otherwise is entitled to an exemption.

Possible Legislative or Other Actions Affecting Tax Consequences

      Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in EPR may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions or regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in EPR.

State Tax Consequences and Withholding

      EPR and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of EPR and its shareholders may not conform to the U.S. federal income tax consequences discussed above. Several states in which EPR may own properties treat REITs as ordinary corporations. EPR does not believe, however, that shareholders will be required to file state tax returns, other than in their respective states of residence, as a result of the ownership of shares. However, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in EPR.

      You are advised to consult with your own tax advisor regarding the specific tax consequences to you of the ownership and sale of shares in an entity electing to be taxed as a real estate investment trust, including the federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale, and election and of potential changes in applicable tax laws.

DESCRIPTION OF SECURITIES

      This summary of our securities is not meant to be complete and is qualified in its entirety by reference to our Amended and Restated Declaration of Trust, Articles Supplementary defining the rights of holders of our Series A Preferred Shares, and Amended Bylaws, copies of which have been filed with the SEC and are incorporated by reference herein.

General

      Our Declaration of Trust authorizes us to issue up to 50,000,000 common shares and up to 5,000,000 preferred shares. As permitted by Maryland law, our Declaration of Trust permits the Board of Trustees, without shareholder approval, to amend the Declaration of Trust from time to time to increase or decrease the aggregate number of shares or the number of shares of any class that we have authority to issue. Under Maryland law, a shareholder is not personally liable for the obligations of a REIT solely as a result of his or her status as a shareholder.

      As of February 1, 2004, a total of 19,661,496 common shares (excluding treasury shares) and 2,300,000 Series A Preferred Shares were outstanding.

      The transfer agent and registrar for our shares is UMB Bank, n.a.

Common Shares

      Holders of our common shares have the following rights:

•	Dividends — Common shareholders have the right to receive dividends when and as declared by the Board of Trustees

•	Voting Rights — Common shareholders have the right to vote their shares. Each common share has one vote on all matters submitted for shareholder approval, including the election of trustees. We do not have cumulative voting in the election of trustees, which means the holders of a majority of our outstanding common shares can elect all of the trustees nominated for election and the holders of the remaining common shares will not be able to elect any trustees.

      Liquidation Rights — If we liquidate, holders of common shares are entitled to receive all remaining assets available for distribution to common shareholders after satisfaction of our liabilities and the preferential rights of any preferred shares.

      Other Features — Our outstanding common shares are fully paid and nonassessable. Common shareholders do not have any preemptive, conversion or redemption rights.

Preferred Shares

      Our Series A Preferred Shares provide for quarterly payments of cumulative dividends at the rate of 9.5% of the $25 per share liquidation preference of the Series A Preferred Shares, or a fixed rate of $2.375 per share each year. Dividends not declared or paid in any quarter continue to accumulate. On liquidation of the Company, holders of the Series A Preferred Shares are entitled to a liquidation preference of $25 per share plus all accumulated, accrued and unpaid dividends before any amount is payable to the holders of our common shares. The Series A Preferred Shares are not redeemable prior to May 29, 2007, except in limited circumstances relating to the preservation of our status as a REIT. On or after that date, we may at our option redeem the Series A Preferred Shares in whole or in part by paying the $25 per share liquidation preference plus all accumulated, accrued and unpaid dividends. The Series A Preferred Shares rank senior to our common shares and on a parity with other parity securities we may issue in the future with respect to the payment of dividends and amounts on liquidation, dissolution and winding up. Holders of Series A Preferred Shares generally have no voting rights, except that if dividends on the Series A Preferred Shares have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series A Preferred Shares (and other shares having like voting rights) are entitled to elect two additional trustees to the Board of Trustees to serve until all unpaid dividends have been paid or declared and set aside for payment. In addition, certain material and adverse changes to the terms of the

Series A Preferred Shares cannot be made without the affirmative vote of at least 66 2/3% of the outstanding Series A Preferred Shares and the holders of all other shares on a parity with the Series A Preferred Shares and having like voting rights.

      The relative dividend, voting, liquidation, conversion, redemption and other rights and preferences on any additional preferred shares we may offer will be determined by the Board of Trustees. The prospectus supplement applicable to any additional preferred shares will describe such things as:

•	the serial designation and the number of shares constituting that series

•	the dividend rates or the amount of dividends to be paid on the shares of that series, whether dividends will be cumulative and, if so, from which date or dates, the payment and record date or dates for dividends, and the participating and other rights, if any, with respect to dividends

•	the voting powers, full or limited, if any, of the shares of that series

•	whether the shares of that series will be redeemable and, if so, the price or prices at which, and the terms and conditions on which, the shares may be redeemed

•	the amount or amounts payable upon the shares of that series and any preferences applicable to the shares upon a voluntary or involuntary liquidation, dissolution or winding up of the Company

•	whether the shares of that series will be entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of the shares, and if so entitled, the amount of that fund and the manner of its application, including the price or prices at which the shares may be redeemed or purchased through the application of the fund

•	whether the shares of that series will be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of securities of EPR and, if so convertible or exchangeable, the conversion price or prices, the rate or rates of exchange, and the adjustments thereof, if any, at which the conversion or exchange may be made, and any other terms and conditions of the conversion or exchange

•	the price or other consideration for which the shares of that series will be issued

•	whether the shares of that series which are redeemed or converted will have the status of authorized but unissued undesignated preferred shares (or series thereof) and whether the shares may be reissued as shares of the same or any other class or series of shares

•	such other powers, preferences, rights, qualifications, limitations and restrictions thereof as the Board of Trustees may deem advisable

Ownership Limit

      Our Declaration of Trust restricts the number of shares which may be owned by shareholders. Generally, for EPR to qualify as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities and constructive ownership among specified family members) at any time during the last half of a taxable year. The shares must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year. In order to maintain EPR’s qualification as a REIT, our Declaration of Trust contains restrictions on the acquisition of shares intended to ensure compliance with these requirements.

      Our Ownership Limit may also act to deter an unfriendly takeover of the Company.

      Our Declaration of Trust generally provides that any person (not just individuals) holding more than 9.8% of our outstanding shares (the “Ownership Limit”) may be subject to forfeiture of the shares (including common shares and preferred shares) owned in excess of the Ownership Limit (“Excess Shares”). The Excess Shares may be transferred to a trust for the benefit of one or more charitable beneficiaries. The trustee of that trust would have the right to vote the voting Excess Shares, and dividends on the Excess Shares would be payable to the trustee for the benefit of the charitable beneficiaries. Holders of Excess Shares would be entitled to compensation for their

Excess Shares, but that compensation may be less than the price they paid for the Excess Shares. Persons who hold Excess Shares or who intend to acquire Excess Shares must provide written notice to EPR.

Warrants

      The terms of any warrants we may offer will be established by the Board of Trustees and will be described in a prospectus supplement, including such matters as:

•	the title of the warrants

•	the offering price for the warrants

•	the aggregate number of the warrants

•	the designation and terms of the securities purchasable upon exercise of the warrants

•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security

•	if applicable, the date after which the warrants and any securities issued with them will be separately transferable

•	the number or amount of securities that may be purchased upon exercise of a warrant and the price at which the securities may be purchased upon exercise

•	the dates on which the right to exercise the warrants will commence and expire

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time

•	whether the warrants represented by the warrant certificates or securities that may be issued upon exercise of the warrants will be issued in registered or bearer form

•	information relating to book-entry procedures

•	anti-dilution provisions of the warrants, if any

•	redemption, repurchase or analogous provisions, if any, applicable to the warrants

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Debt Securities

      The terms of any debt securities we may offer will be established by the Board of Trustees and will be described in a prospectus supplement, including such matters as:

•	the title of the debt securities

•	the principal amount of the debt securities being offered and any limit upon the aggregate principal amount

•	the date or dates on which the principal will be payable

•	the price or prices at which the debt securities will be issued

•	the fixed or variable rate or rates of the debt securities, or manner of calculation, if any, at which the debt securities of the series will bear interest, the date or dates from which any such interest will accrue and on which such interest will be payable, and, with respect to securities of the series in registered form, the record date for the interest payable on any interest payment date

•	the date or dates on which, and the place or places where, the principal of the debt securities will be payable

•	any redemption, repurchase, sinking fund or analogous provisions

•	if other than the principal amount thereof, the portion of the principal amount that will be payable upon declaration of acceleration of the maturity thereof

•	whether we will issue debt securities in registered or bearer form, or both

•	the terms upon which a holder may exchange bearer securities for securities in registered form and vice versa

•	whether we will issue debt securities in the form of one or more “global securities” through the book-entry system of The Depository Trust Company, New York, New York

•	whether and under what circumstances we will pay additional amounts on the debt securities held by a person who is not a U.S. person in respect of taxes or similar charges withheld or deducted and, if so, whether we will have the option to redeem those securities rather than pay those additional amounts

•	the denominations of the debt securities, if other than $1,000 or an integral multiple of $1,000

•	whether the debt securities will be convertible into or exchangeable for any other securities and the terms and conditions upon which a conversion or exchange may occur, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions

PLAN OF DISTRIBUTION

      We may sell common shares, preferred shares, warrants and debt securities:

•	through underwriters or dealers

•	through agents

•	directly to one or more purchasers

•	directly to shareholders

      We may effect the distribution of common shares, preferred shares, warrants and debt securities from time to time in one or more transactions either:

•	at a fixed price or prices which may be changed

      •  at market prices prevailing at the time of sale

      •  at prices relating to those market prices

      •  at negotiated prices

      For each offering of common shares, preferred shares, warrants or debt securities, the prospectus supplement will describe the plan of distribution.

      If we use underwriters in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price, at any market price in effect at the time of sale or at a discount from any such market price. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

      If we use dealers in the sale, we will sell securities to those dealers as principals. The dealers may then resell the securities to the public at any market price or other prices to be determined by the dealers at the time of resale. If we use agents in the sale, they will use their reasonable best efforts to solicit purchasers for the period of their appointment. If we sell directly, no underwriters or agents would be involved. We are not making an offer of securities in any state that does not permit such an offer.

      Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters as defined in the Securities Act. Any discounts, commissions or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under the Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act, or to contribute to payments they may be required to make.

      We may authorize underwriters, dealers or agents to solicit offers from institutions in which the institution contractually agrees to purchase the securities from us on a future date at a specified price. This type of agreement may be made only with institutions that we specifically approve. These institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these agreements.

      To facilitate an offering of the securities, certain persons participating in the offering may engage in transactions that stabilize or maintain the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we have sold to them. In those circumstances, these persons would cover the over-allotments or short positions by purchasing securities in the open market or by exercising an over-allotment option which may be granted to them by us. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, under which selling concessions allowed to dealers participating in the offering may be reclaimed if the securities they sell are repurchased in stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

      Underwriters, dealers or agents may engage in transactions with us and may perform services for us in the ordinary course of business.

LEGAL OPINIONS

      Sonnenschein Nath & Rosenthal LLP will issue an opinion about the validity of the securities and EPR’s qualification and taxation as a REIT under the Code. In addition, the description of EPR’s taxation and qualification as a REIT under the caption “U.S. Federal Income Tax Consequences” is based upon the opinion of Sonnenschein Nath & Rosenthal LLP.

      Underwriters, dealers or agents who we identify in a prospectus supplement may have their counsel give an opinion on certain legal matters relating to the securities or the offering.

EXPERTS

      The consolidated financial statements and schedules of Entertainment Properties Trust as of and for the years ended December 31, 2003 and 2002 have been incorporated by reference in this registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of that firm as experts in accounting and auditing.

      Ernst & Young LLP, independent auditors, have audited our consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2001 included in our annual report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements for the year ended December 31, 2001 are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The statement of revenues and certain expenses of New Roc Associates, L.P. for the year ended December 31, 2002, appearing in our current report on Form 8-K/A, filed on January 12, 2004, was audited by BDO Seidman, LLP, independent auditors, as stated in their report appearing therein, and has been incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The statements of revenues and certain expenses of Courtney Square Limited Partnership, Oakville Centrum Limited Partnership, Whitby Centrum Limited Partnership and Kanata Centrum Limited Partnership, respectively, for the year ended December 31, 2003, appearing in our current report on Form 8-K, filed on March 15, 2004, were audited by BDO Dunwoody LLP, independent auditors, as stated in their report appearing therein, and have been incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

2,000,000 Shares

Entertainment Properties Trust

        % Series B Cumulative Redeemable

Preferred Shares of Beneficial Interest

Prospectus Supplement

January        , 2005

Bear, Stearns & Co. Inc.

Sole Book-Running Manager

A.G. Edwards

Co-Lead Manager

RBC Capital Markets

Stifel, Nicolaus & Company

Incorporated